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Exhibit 99.3

 NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

        NOTICE IS HEREBY GIVEN that a Special Meeting of Shareholders of Fairfax Financial Holdings Limited ("Fairfax") will be held at the offices of Torys LLP, 79 Wellington Street West, 33rd floor, Toronto, Canada on July 21, 2015 at 9:00 a.m. (Toronto time) for the following purposes:

  (a)
  to consider and, if deemed appropriate, to adopt a special resolution (the text of which is attached to the accompanying Management Proxy Circular dated June 12, 2015 as Schedule A) for the purpose of authorizing an amendment to Fairfax's articles of incorporation having the effect of (i) increasing the number of votes attached to the multiple voting shares from ten (10) votes to fifty (50) votes per multiple voting share, subject to adjustment in accordance with Fairfax's articles of incorporation and subject to certain limitations on the total number of votes represented by the multiple voting shares, including that the votes attached to the multiple voting shares represent no more than 41.8% of the votes attached to all of the outstanding multiple voting shares and subordinate voting shares, (ii) subjecting the vote increase described in (i) above to a shareholder ratification procedure, (iii) creating provisions to ensure equal treatment of holders of multiple voting shares and subordinate voting shares in the event of certain transactions, and (iv) making certain corresponding and factual updating amendments; and

  (b)
  to transact such other business as may properly come before the special meeting.

        A shareholder who dissents in respect of the special resolution to amend the articles of incorporation is entitled to be paid the fair value of his or her shares in accordance with section 190 of the Canada Business Corporations Act. This right of dissent is described in the accompanying Management Proxy Circular. Failure to comply strictly with the dissent procedures may result in the loss or unavailability of the right to dissent.

By Order of the Board,
Eric P. Salsberg Vice President, Corporate Affairs and Corporate Secretary

Toronto, June 12, 2015

        This is not an annual shareholders' meeting. Accordingly, management will not be providing any presentation regarding Fairfax's business or financial performance at this Special Meeting.

        If you cannot be present to vote in person at the Special Meeting, please complete and sign the enclosed form of proxy and return it in the envelope provided, or vote online at https://proxy.valianttrust.com prior to 12:00 noon (Toronto time) on July 17, 2015. Please refer to the accompanying Management Proxy Circular for further information regarding completion and use of the proxy and other information pertaining to the special meeting.

To Our Shareholders:

It is hard to believe that we are now in our 30th year! Since 1985 you have trusted me and my family with the control of Fairfax. That trust has allowed us to grow our company from shareholders' equity of US$8 million in September 1985 to US$8.8 billion today and to compound book value per share at 21% per year over that period. That trust has also allowed us the benefit of being able to cultivate a unique culture built around clear guiding principles and to foster a long term reputation that attracts and retains some of the best managers and partners in the world. However, over time, as Fairfax issued subordinate voting shares to finance its growth, the votes on all of the shares controlled by me and my family have declined from over 80% to 43% (41.8% from multiple voting shares and the remainder from subordinate voting shares) currently.

I'm therefore writing to invite you to a special meeting of shareholders to be held on July 21, 2015 to consider and vote on proposed amendments to our articles to preserve the current 41.8% voting power of our multiple voting shares, which are controlled by me and my family, and to make certain additional changes, such as continuing the freeze on my total compensation that has been unchanged since 2000 and also locking in my and my family's commitment not to dispose of the multiple voting shares. My ownership of Fairfax shares represents over 85% of my assets.

The proposed amendments will allow Fairfax to continue on the path we began together 30 years ago by ensuring that we maintain the ability to pursue careful acquisition-related growth without diminishing my ability to protect Fairfax's unique reputation and culture.

The proposed amendments will not result in the permanent extension of my effective voting control of Fairfax nor will they effect a change of control of Fairfax, but they will help ensure that I remain in a position to continue protecting Fairfax's unique culture for many years.

The voting power that I have been entrusted with since 1985 has enabled Fairfax to continue to focus on strategic opportunities that drive growth — even if those opportunities may not yield immediate financial results or may have adverse short term effects on the share price — and to invest and carry on business for the long term with a view to the best interests of Fairfax.

Since its inception, Fairfax has lived by a "fair and friendly" culture, as expressed in our guiding principles which are routinely highlighted to all stakeholders, including employees and shareholders. Unlike our many competitors that must succumb to the market pressures of quarter to quarter results, Fairfax's focus has been on growing book value per share over the long term by running Fairfax and our subsidiaries for the benefit of customers, employees and shareholders. Our unique culture, and the trust and expectation of our officers and employees and of those with whom we deal that such culture will be preserved, is a valuable asset that is protected by the voting power of the multiple voting shares. This unique culture results in the dedication, long service and superior performance of the executives and employees of Fairfax and our subsidiaries, and fosters a reputation which furthers all of our business dealings, including in our acquisitions, investments and other business and strategic relationships. Simply put, I truly believe our culture and reputation, protected by the voting power of our multiple voting shares, attract some of the best businesses and managers around the world to partner with Fairfax.

When Fairfax implemented its dual class share capital structure in 1986, it believed that 10 votes per multiple voting share would be sufficient to maintain my family's control into the future. Over the course of Fairfax's growth in common shareholders' equity from US$8 million to US$8.8 billion today, the percentage of votes represented by the multiple voting shares has declined from 85.2% to its current level of 41.8%. As a consequence of this gradual dilution, Fairfax has reached the limit of its ability to issue subordinate voting shares to continue its acquisition-related growth without reducing my effective controlling interest to a level at which the preservation of Fairfax's culture and governance structure cannot be assured.

I believe that preserving the voting power of the multiple voting shares, as described below, will preserve Fairfax's culture and governance structure over time, which is crucial to attracting world class businesses and their management teams and has been validated by Fairfax's financial results and long term growth in book value per share.

The Board of Directors is recommending the proposed amendments in conjunction with provisions designed to restrict the sale of the multiple voting shares, provisions that prohibit the holder of multiple voting shares from ever receiving a premium or additional benefit from the multiple voting shares' special voting rights, and my agreement to be available for ten years to serve as Chief Executive Officer at my current remuneration level (described in (6) below), which has continuously been far below the remuneration of CEOs of other large capitalization Canadian public companies.

The key elements of the proposal are as follows:

  (1)
  The voting power of the multiple voting shares will be maintained at the current level of 41.8% of the votes attached to all of Fairfax's outstanding voting shares. This will be accomplished by increasing the number of votes attached to the multiple voting shares from 10 to 50 votes per share, subject to the 41.8% voting power limit described above. As a result, once 50 votes per share represents 41.8% of the voting power, further issuances of subordinate voting shares will continuously reduce that voting power.

  (2)
  The number of votes attached to the multiple voting shares together with votes attached to any subordinate voting shares held by my family cannot exceed 49.9% of the votes attached to all of our outstanding voting shares.

  (3)
  No sale of multiple voting shares will be permitted, except for sales and transfers within my family as currently permitted by the existing share conditions. This sale restriction prevents the holder of multiple voting shares from reducing its economic interest in Fairfax while, at the same time, preserving voting control.

  (4)
  In the event of a collapse of Fairfax's dual class share capital structure, the holder of the multiple voting shares will only be entitled to receive one subordinate voting share for each multiple voting share held. A holder of multiple voting shares will never be able to profit, or receive any economic premium or additional benefit, from the special voting rights attached to the multiple voting shares.

  (5)
  In the event of a change of control of Fairfax or a fundamental transaction involving Fairfax, the holders of subordinate voting shares will have the right to receive, or the right to elect to receive, the same form of consideration and an amount at least as high as the highest amount of consideration on a per share basis as the holder of the multiple voting shares.

  (6)
  I will agree, until the end of the 2025 calendar year, to act as Fairfax's chief executive officer (subject to the ongoing discretion of the Board); to renounce any remuneration by way of bonus, equity incentive or pension entitlement; and to fix my annual salary at its current level of Cdn$600,000 (its level since 2000).

  (7)
  The board of directors or its nominating committee, when considering the nomination of an independent director for re-election, will take into account whether or not the independent director received a majority of the votes cast by holders of subordinate voting shares at the previous annual meeting of shareholders.

  (8)
  The continuing effect of the increase to the number of votes attached to the multiple voting shares will be subject to a majority of the minority shareholder ratification vote at the annual meeting of shareholders following the period ending December 31, 2020 and any one or more consecutive five-year periods thereafter during which the number of outstanding shares (multiple voting shares plus subordinate voting shares) has increased by at least 25%, or following any calendar year more than five years after the last ratification vote (or after the date the proposed amendments to our articles become effective) if the number of outstanding shares (multiple voting shares plus subordinate voting shares) has increased by at least 50% since the last ratification vote (or after the date the proposed amendments to our articles become effective). The other changes referred to above (other than item (1)) will continue in effect even if a ratification vote is not approved.

This proposal is the negotiated result of a careful and thorough Board process conducted under the supervision of an independently advised special committee of independent directors. The Special Committee and our Board of Directors have both unanimously recommended that shareholders vote in favour of the proposal.

Full details regarding the proposal and the special meeting, including the shareholder approvals required to implement the proposed amendments, are set out in the Management Proxy Circular accompanying this letter. The Board of Directors and I encourage you to vote in favour of this important matter for the future of Fairfax.

June 12, 2015

V. Prem Watsa
 Chairman and Chief Executive Officer

 MANAGEMENT PROXY CIRCULAR

Unless the context otherwise requires, the terms "Fairfax", "we", "us" and "our" refer to Fairfax Financial Holdings Limited. Information in this Management Proxy Circular is given as of June 12, 2015, unless expressly indicated otherwise.

Forward-Looking Statements

Any statements made by us or on our behalf may include forward-looking statements that reflect our current views with respect to future events and financial performance. The words "believe", "anticipate", "project", "expect", "plan", "intend", "predict", "estimate", "will likely result", "will seek to" or "will continue" and similar expressions identify forward-looking statements. These forward-looking statements relate to, among other things, the anticipated benefits of the proposed amendment to our share conditions, the ongoing ownership and control over our multiple voting shares by the Watsa family and our plans and objectives for future operations, growth of our business and capital structure. We caution readers not to place undue reliance on these forward-looking statements, which speak only as of their dates. We are under no obligation to update or alter such forward-looking statements as a result of new information, future events or otherwise, except as may be required by applicable securities laws. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These uncertainties and other factors include shareholder approval of the proposed amendment, the exercise of dissent rights by shareholders, the Watsa family's continued ownership of our multiple voting shares and ongoing ability to influence our direction in the future, and the other risks and uncertainties set out in our annual information form and our other filings with the securities regulatory authorities in Canada.

Voting Shares and Principal Holders Thereof

We have 21,520,532 subordinate voting shares and 1,548,000 multiple voting shares outstanding (these are our only voting securities).

Holders of multiple voting shares and subordinate voting shares are entitled to receive notice of any meeting of our shareholders and may attend and vote at such meetings, except those meetings where only the holders of shares of another class or of a particular series are entitled to vote. The multiple voting shares are currently entitled to ten votes per share (except in certain circumstances which have not occurred), and the subordinate voting shares are entitled to one vote per share.

The outstanding subordinate voting shares currently represent 58.2% of the total votes attached to all classes of our outstanding shares.

Each holder of our subordinate voting shares or multiple voting shares of record at the close of business on June 24, 2015 (the "record date" established for notice of the meeting and for voting in respect of the meeting) will be entitled to vote at the meeting or any adjournment or postponement thereof, either in person or by proxy. Shareholders representing in person or by proxy at least 15% of our outstanding voting shares constitute a quorum at any meeting of shareholders.

The Sixty Two Investment Company Limited ("Sixty Two") owns 50,620 subordinate voting shares and 1,548,000 multiple voting shares, representing 42.0% of the total votes attached to all classes of our shares (100% of the total votes attached to the multiple voting shares and 0.2% of the total votes attached to the subordinate voting shares). V. Prem Watsa, our Chairman and Chief Executive Officer, controls Sixty Two and himself beneficially owns an additional 258,268 subordinate voting shares and exercises control or direction over an additional 2,100 subordinate voting shares. These shares, together with the shares owned directly by Sixty Two, represent 42.7% of the total votes attached to all classes of our shares (100% of the total votes attached to the multiple voting shares and 1.4% of the total votes attached to the subordinate voting shares). To the knowledge of our directors and officers, there are no other persons who (directly or indirectly) beneficially own, or control or direct, shares carrying 10% or more of the votes attached to any class of our voting shares.

References in this Management Proxy Circular to "Mr. Watsa" are, unless expressly indicated otherwise, references to V. Prem Watsa.

Approval of Amendment to Articles

We are convening the special meeting of our shareholders in order for our shareholders to consider and, should they deem appropriate, approve an amendment (the "Amendment") to our articles of incorporation (the "Articles") having the effect of (i) increasing the votes attached to the multiple voting shares from 10 votes to 50 votes per multiple voting share, subject to adjustment in accordance with our current Articles and subject to certain limitations on the total number of votes represented by the multiple voting shares, including that the votes attached to the multiple voting shares represent no more than 41.8% of the votes attached to all of the outstanding multiple voting shares and subordinate voting shares, (ii) subjecting the vote increase described in item (i) above to a shareholder ratification procedure, (iii) creating provisions to ensure equal treatment of holders of multiple voting shares and subordinate voting shares in the event of certain transactions, and (iv) making certain corresponding and factual updating amendments.

Summary of Amendment

Pursuant to the Amendment, the number of votes attached to the multiple voting shares will increase from 10 votes per share to 50 votes per share. Notwithstanding the increase in the number of votes per multiple voting share to 50 votes, the aggregate number of votes attached to all of the issued and outstanding multiple voting shares at any particular time will be limited to represent, and never exceed, 41.8% of the aggregate number of votes (after giving effect to such limitation) attached to all of the issued and outstanding multiple voting shares and subordinate voting shares. Prior to giving effect to the Amendment, the multiple voting shares currently carry 41.8% of the votes attached to all outstanding multiple voting shares and subordinate voting shares. As well, the number of votes attached to the multiple voting shares together with votes attached to subordinate voting shares held by Sixty Two and certain related persons or entities cannot exceed 49.9% of the votes attached to all of our outstanding voting shares. The number of votes attached to the multiple voting shares will also be limited so as to not result in Fairfax being considered to be controlled by a person or partnership or group of persons or partnerships for purposes of the Income Tax Act (Canada). See "Description of the Multiple Voting Shares and Subordinate Voting Shares Following the Amendment — Voting Rights".

In accordance with the existing Articles, the number of votes attached to the multiple voting shares will decrease to one vote per share in certain circumstance as described under "Description of the Multiple Voting Shares and Subordinate Voting Shares Following the Amendment — Voting Rights".

The Amendment includes restrictions on the consideration to be offered to holders of multiple voting shares to ensure equal treatment of holders of multiple voting shares and subordinate voting shares in the event of certain transactions. See "Description of the Multiple Voting Shares and Subordinate Voting Shares Following the Amendment — Restrictions on Certain Transactions".

The Amendment also includes a procedure whereby shareholders will be asked to ratify the continued increase from 10 votes to 50 votes per multiple voting share every five years if certain threshold amounts of dilution have occurred, unless accelerated, by way of a majority of the minority vote of the holders of subordinate voting shares, as more particularly described under "Description of the Multiple Voting Shares and Subordinate Voting Shares Following the Amendment — Shareholder Ratification".

In addition, the Amendment includes changes to reflect the following:

  1)
  increase the number of multiple voting shares in the definition of "Qualifying Shareholding" in our Articles from 1,197,480 multiple voting shares (representing 77.4% of the currently outstanding multiple voting shares) to 1,548,000 multiple voting shares (representing 100% of the currently outstanding multiple voting shares), such that the multiple voting shares would lose their multiple votes if anyone, other than certain currently permitted transferees, acquired any of the outstanding multiple voting shares without making a corresponding offer for all of the subordinate voting shares;

  2)
  remove the 30-day grace period for an acquiror of multiple voting shares to make an equivalent offer for subordinate voting shares to avoid a reduction in the number of votes attached to the multiple voting shares, thereby requiring such offer to be made on or before the date such acquiror acquires the multiple voting shares; and

  3)
  reflect the fact that Sixty Two is now the sole holder of the multiple voting shares and that our Series 1 Preferred Shares are no longer outstanding.

See "Description of the Multiple Voting Shares and Subordinate Voting Shares Following the Amendment" and "Schedule B — Share Attributes".

The special resolution amending our Articles is attached hereto as Schedule A.

The Governance Agreement

In connection with the Amendment, Sixty Two and Mr. Watsa will enter into an agreement with Fairfax (the "Governance Agreement"), which will be effective following shareholder approval of the Amendment and upon receipt of a certificate of amendment issued by the Director under the Canada Business Corporations Act ("CBCA") giving effect to the Amendment, whereby Sixty Two and Mr. Watsa will agree as follows:

  •
  Transfers or sales of the multiple voting shares will be prohibited, except for (i) Permitted Transactions (as defined under "Description of the Multiple Voting Shares and Subordinate Voting Shares Following the Amendment"), so long as any transferee agrees to be bound by the terms and conditions of the Governance Agreement, (ii) certain transactions affecting the subordinate voting shares and multiple voting shares on a pro rata basis as described in the definition of Pro Rata Transactions in Schedule B to this Management Proxy Circular, (iii) a Qualifying Business Combination (as defined below), or (iv) a Qualifying Take-Over Bid (as defined below);

  •
  In the event that we effect a Multiple Voting Share Transaction (as defined under "Description of the Multiple Voting Shares and Subordinate Voting Shares Following the Amendment — Restrictions on Certain Transactions"), the holders of multiple voting shares will be entitled to receive, as consideration for each multiple voting share, only one subordinate voting share in respect of the Multiple Voting Share Transaction;

  •
  Holders of multiple voting shares will be restricted from transferring, directly or indirectly, any multiple voting shares owned by such holder by making any short sale, engaging in any hedging, monetization or derivative transaction or entering into any swap or other arrangement (other than a Permitted Transaction) that transfers to another person, in whole or in part, any of the economic consequences of ownership of multiple voting shares, whether or not such arrangement is cash settled; and

  •
  Mr. Watsa will, until the end of the 2025 calendar year, (i) serve as Fairfax's full-time chief executive officer (subject to the ongoing discretion of the board of directors (the "Board") in the exercise of their fiduciary obligations), (ii) agree to a fixed annual salary in an amount not to exceed its current level of Cdn$600,000 per annum, and (iii) renounce any entitlement to remuneration, including by way of bonus, equity-based compensation or pension entitlement, other than his fixed salary, participation in group benefit plans (other than incentive plans) that are generally offered to our executive employees and the continuation of arrangements approved by the Board regarding the use of aircraft.

"Qualifying Business Combination" means an amalgamation, arrangement, consolidation, exchange, merger or other business combination requiring the approval of our shareholders entitled to vote thereon (other than certain transactions affecting the subordinate voting shares and multiple voting shares on a pro rata basis as described in the definition of Pro Rata Transaction in Schedule B to this Management Proxy Circular), pursuant to which (i) the holders of the subordinate voting shares have the right to receive, or the right to elect to receive (A) the same form of consideration, if any, as the holders of the multiple voting shares and (B) an amount of consideration at least equal to the value of the highest consideration, if any, on a per share basis as the holders of the multiple voting shares are entitled to receive or elect to receive, and (ii) no holder of multiple voting shares is entitled to receive a collateral benefit.

"Qualifying Take-Over Bid" means a take-over bid (as defined in Part XX of the Securities Act (Ontario)) for all of the issued and outstanding multiple voting shares, (i) concurrent with which an unconditional offer is made to all holders of subordinate voting shares (other than the person making such take-over bid) to purchase all of the subordinate voting shares held by them for a consideration per share in the same form as, and at least equal to the value of, the highest consideration paid on or before the date multiple voting shares are acquired pursuant to such take-over bid or agreed on or before such time to be paid by such person making the take-over bid for any multiple voting share; and (ii) pursuant to which no holder of multiple voting shares is entitled to receive a collateral benefit.

The Governance Agreement cannot be amended, varied or modified and none of its provisions can be waived, except with (i) the approval of all of our independent directors, (ii) the approval of the Toronto Stock Exchange (the "TSX"), provided that the subordinate voting shares are listed on the TSX at the time of such amendment, variation, modification or waiver, (iii) the approval of at least two-thirds of the votes cast by the holders of subordinate voting shares present or represented at a meeting duly called for the purpose of considering such amendment, variation, modification or waiver, and (iv) the approval of a simple majority of the votes cast by the holders of subordinate voting shares present or represented at a meeting duly called for the purpose of considering such amendment, variation, modification or waiver, excluding the votes attached to the subordinate voting shares that, to the knowledge of Fairfax or our directors or senior officers, after reasonable inquiry, are beneficially owned, or over which control or direction is exercised, by (A) Sixty Two, Mr. Watsa or any person who has an agreement, arrangement or understanding to acquire multiple voting shares on terms which would constitute a transfer other than a transfer permitted by the Governance Agreement, prior to giving effect to the amendment, variation, modification or waiver; (B) any associate, insider or affiliate (as defined in the Securities Act (Ontario)) of any person referred to in (A); (C) any affiliate of Fairfax; and (D) our officers and directors and their respective associates (as defined in the Securities Act (Ontario)). Notwithstanding the foregoing, the Governance Agreement may be amended without the approval of the holders of subordinate voting shares in order to correct or rectify any ambiguities, defective provisions, inconsistencies or omissions or to facilitate the operation of the agreement's provisions provided that the rights and interests of the holders of the subordinate voting shares are not prejudiced by such amendment and that such amendment has been approved by all of our independent directors and, if the subordinate voting shares are listed on the TSX at the time of such amendment, the TSX.

The form of the Governance Agreement is attached as Schedule C to this Management Proxy Circular. The summary above of the Governance Agreement is qualified in its entirety by reference to the terms and provisions of the Governance Agreement.

Amendment to Majority Voting Policy

In addition, in connection with the Amendment, we have agreed to amend our majority voting policy as more particularly described in "Majority Voting Policy".

Background to the Amendment

In 1986, Fairfax implemented a dual class share capital structure under which V. Prem Watsa, Fairfax's founder, controlling shareholder, and Chairman and Chief Executive Officer, and his family hold effective control over Fairfax through the indirect ownership of the multiple voting shares, which carry 10 votes per share, as compared to the subordinate voting shares, which carry one vote per share. The Watsa family's effective control is a central part of Fairfax's governance structure intended to foster Fairfax's "fair and friendly" culture in furtherance of the objective of growing book value per share over the long term by running Fairfax and its subsidiaries for the long term benefit of its customers, employees and shareholders. Fairfax and Mr. Watsa have consistently highlighted this "fair and friendly" culture and governance structure to shareholders and employees. The Board believes this governance structure to be a critical element of Fairfax's success to date and its ability to pursue and achieve its long term strategic goals.

The Watsa family currently has effective control over Fairfax through its direct and indirect control of Sixty Two, which owns all of the issued and outstanding multiple voting shares. Since the creation of the multiple voting shares in 1986, Mr. Watsa has consistently stated that the multiple voting shares are not for sale and will never be sold. Control over the multiple voting shares is currently exercised by Mr. Watsa and references in this Management Proxy Circular to his control of Fairfax, Sixty Two or the multiple voting shares should be read as control by the Watsa family, as currently exercised by Mr. Watsa.

When Fairfax implemented its dual class share capital structure in 1986, it believed that 10 votes per multiple voting share would be sufficient to maintain Mr. Watsa's control into the future. Over the course of Fairfax's growth in common shareholders' equity from US$8 million at the beginning of 1986 to US$8.8 billion today, the percentage of votes represented by the multiple voting shares has declined from 85.2% to its current level of 41.8%. As a result of this gradual dilution, Fairfax's management and Mr. Watsa have from time to time considered, and discussed with the Board, the possibility and desirability of amending Fairfax's Articles in order to preserve Mr. Watsa's voting control over Fairfax, and Fairfax has sought legal advice in that regard from its legal counsel, Torys LLP ("Torys").

In early 2014, Fairfax was exploring the possibility of making a sizable acquisition, and in that context, recognized that the issuance of subordinate voting shares in connection with that acquisition would result in substantial dilution to Mr. Watsa's voting control over Fairfax. The transaction ultimately did not proceed for other reasons. However, in March 2014, management requested that Torys investigate the regulatory, shareholder and Board process and approval requirements that would apply in the event that Fairfax were to choose to create a new class of non-voting shares that could be used as acquisition currency and as a tool for managing voting dilution. At the time, management, including Mr. Watsa, considered that the creation of a new class of non-voting shares could act as a mechanism to manage voting dilution and thereby preserve Fairfax's corporate governance culture over the long term. Any such non-voting shares would have ranked equally with the multiple voting shares and the subordinate voting shares in respect of dividends and upon the liquidation or dissolution of Fairfax. It was contemplated that a liquid market in non-voting shares could be created by distributing non-voting shares to existing holders of multiple voting shares and subordinate voting shares by way of a stock dividend.

In May 2014, management and Torys engaged in preliminary discussions with the TSX to determine what coattail arrangements the TSX would require in connection with the possible creation of non-voting shares. The TSX advised that it would not approve the creation of a class of non-voting shares unless the non-voting shares were convertible into subordinate voting shares in the event of a take-over bid for the subordinate voting shares (regardless of whether an offer was also being made for the multiple voting shares), except in circumstances where a concurrent offer on equivalent terms was also made for the non-voting shares. If holders of non-voting shares were entitled to convert their shares into subordinate voting shares and tender them to a take-over bid, such a conversion feature would create an opportunity for a third party to make an unsolicited take-over bid for subordinate voting shares and potentially acquire shares representing a much larger number of votes than the 58.2% then represented by the outstanding subordinate voting shares. Because the conversion feature required by the TSX would have created the means for enabling a change-of-control transaction for Fairfax, Fairfax determined that it would not proceed with the creation of a new class of non-voting shares with such a conversion feature. Mr. Watsa has consistently stated since 1986 that his control position will not be sold. Accordingly, Fairfax determined not to pursue this alternative and continued to explore other alternatives that could address the concerns arising from dilution of Sixty Two's voting control in the event of potential issuances of subordinate voting shares.

This led to an alternative proposal to amend the Articles to increase the number of votes attached to the multiple voting shares from 10 votes to 50 votes per multiple voting share, subject to the holder of the multiple voting shares as a class being entitled to no more than 49% of the aggregate number of votes attached to all outstanding multiple voting shares and subordinate voting shares of Fairfax at any meeting of shareholders (the "Initial Proposal").

During the period from June to July, 2014, management, together with Torys, engaged in further discussions with the TSX regarding the Initial Proposal, including with respect to applicable shareholder approval requirements. Following such discussions, the TSX advised that it would be prepared to approve the Initial Proposal, subject to the receipt of required shareholder approvals (see "Shareholder Approval — Minority Approval") and the inclusion of certain additional amendments to the share conditions contained in Fairfax's Articles (see "Approval of Amendment to Articles").

Commencing in June 2014, Mr. Watsa met with several Fairfax shareholders to explore, on a confidential basis, whether they might be prepared to support an amendment to Fairfax's articles in the nature of the Initial Proposal. Most of those shareholders indicated to Mr. Watsa that they could be expected to be supportive in the event Fairfax was to undertake the Initial Proposal.

On September 12, 2014, the Board held a meeting at which Mr. Watsa and management presented the Initial Proposal, explained its strategic rationale and suggested the formation of a special committee of independent directors to consider the Initial Proposal. In attendance at the meeting was each member of the Board except for Brandon Sweitzer, who was unable to attend but was informed of the nature of the Initial Proposal and advised that he would be in favour of establishing a special committee of independent directors to consider the Initial Proposal. At this meeting, the Board reviewed and discussed the Initial Proposal and its strategic rationale. Mr. Watsa disclosed to the Board his material interest in the Initial Proposal by virtue of his control of Sixty Two, the holder of all of the issued and outstanding multiple voting shares. Following discussion, the independent directors determined that a special committee of independent directors should be constituted to, among other things, consider, review, negotiate and make a recommendation for or against the proposed transaction. The Board, with Mr. Watsa having abstained from voting, authorized the creation of a special committee (the "Special Committee") and appointed Alan D. Horn (Chair), Anthony F. Griffiths and Robert J. Gunn to the Special Committee, each of whom was determined to be independent. Each Special Committee member is independent of Fairfax's management and of Sixty Two and Mr. Watsa, does not own any multiple voting shares, and is otherwise disinterested in the proposed transaction (other than by virtue of his ownership of subordinate voting shares).

The mandate of the Special Committee empowered it to, among other things, supervise the process of considering, and any negotiations relating to, the Initial Proposal; assess, consider, evaluate and review the terms of the Initial Proposal and, if necessary or appropriate, propose changes or alternatives to the Initial Proposal; update the Board from time to time concerning the work of the Special Committee; make recommendations to the Board with respect to the acceptance or rejection of the Initial Proposal; consider all legal and regulatory requirements applicable to the Initial Proposal; review any documentation and public disclosure related to the Initial Proposal; and consult with the Board, management and Fairfax's legal counsel, Torys. In carrying out its mandate, the Special Committee was, among other things, empowered to retain legal counsel and financial advisors of its choosing at Fairfax's expense.

Later that day on September 12, 2014, the Special Committee retained Osler, Hoskin & Harcourt LLP ("Osler") to act as its independent legal counsel.

Special Committee Process

In the course of its review and evaluation of the proposed transaction, between September 15, 2014 and June 12, 2015, the Special Committee held 17 formal meetings, and conducted informal consultations with management, Osler and, following its engagement on September 22, 2014, Blair Franklin Capital Partners ("Blair Franklin"), as well as negotiations with Mr. Watsa and Fairfax management on several other occasions. To the extent that Mr. Watsa or management representatives were invited to attend formal meetings of the Special Committee, at all of such meetings, the Special Committee held in-camera sessions without Mr. Watsa or management present.

On September 15, 2014, the Special Committee held its initial meeting. At that meeting, the Special Committee re-examined with Osler each member's independence with reference to applicable Canadian securities laws and factors that could affect each member's actual and perceived independence. Each member of the Special Committee concluded that he was capable of acting independently of Sixty Two and Mr. Watsa and the proposed transaction as a member of the Special Committee. The Special Committee then reviewed and discussed its mandate and was briefed by representatives of Osler with regard to the duties and responsibilities of the members of the Special Committee in reviewing and evaluating the proposed transaction. The Special Committee also discussed the process to be undertaken to select an independent financial advisor, the scope of the financial advisor's engagement and the expertise required of the financial advisor to assist the Special Committee in fulfilling its mandate.

On September 18, 2014, the Special Committee, together with counsel to the Special Committee, conducted meetings with representatives of three prospective financial advisory firms. Following these meetings, the Special Committee discussed the desirability of providing Mr. Watsa with its preliminary reactions to the Initial Proposal based on its discussions and deliberations to date and initial feedback received from the financial advisory candidates. The Special Committee determined to proceed with a proposed meeting with Mr. Watsa to be held the following day in order to provide its preliminary reactions to the Initial Proposal and to have Mr. Watsa present in detail the background to, and rationale for, the Initial Proposal.

On September 19, 2014, the Special Committee, together with representatives of Osler, met with Mr. Watsa and Eric Salsberg, Vice President, Corporate Affairs and Corporate Secretary of Fairfax, for the purposes of providing its preliminary reactions to the Initial Proposal and having Mr. Watsa present the background and rationale for the Initial Proposal. Mr. Horn informed Mr. Watsa that the Special Committee was in the process of selecting an independent financial advisor and that based on the presentations received from each of the candidates under consideration, and the Special Committee's deliberations to date, the Initial Proposal could be expected to be the subject of considerable negotiation. Mr. Horn expressed certain preliminary concerns and challenges with the Initial Proposal, including that the aggregate voting power of the multiple voting shares would increase from the then current 43.1% to 49%.

Mr. Watsa proceeded to describe Fairfax's strategy, long term focus and unique corporate culture. Mr. Watsa then described the significant acquisition opportunity considered by management in early 2014 that, had it proceeded, would have resulted in the issuance of a substantial number of subordinate voting shares. The prospect of that business opportunity and the dilutive impact it would have had caused Mr. Watsa and management to re-examine whether Mr. Watsa's current control over Fairfax and the corporate culture could be compromised and needed to be addressed in anticipation of other potential strategic growth opportunities with dilutive consequences in the future. Mr. Watsa indicated that if the status quo remained, as the controlling shareholder of Fairfax, he would not be supportive of the issuance of additional subordinate voting shares by Fairfax, with the result that Fairfax would potentially be unable to execute potential acquisitions and business opportunities, or to raise capital for other purposes, through the issuance of subordinate voting shares. Mr. Watsa then described in detail his meetings with several of Fairfax's institutional investors and his expectation, based on those meetings, that most of those institutional investors would be prepared to support the Initial Proposal in the event Fairfax was prepared to pursue it. Mr. Watsa informed the Special Committee that, with limited exceptions, all had expressed their preliminary support for the Initial Proposal.

The Special Committee subsequently met in-camera and unanimously decided to retain Blair Franklin as its financial advisor based on its qualifications, independence, expertise and experience. On September 22, 2014, Blair Franklin was formally engaged as independent financial advisor to the Special Committee, subject to the settlement of a satisfactory form of engagement letter and fee structure.

Over the course of the next two weeks, representatives of Osler and Blair Franklin met to discuss the Initial Proposal, and conducted a review and analysis of the Initial Proposal. Representatives of Osler also discussed the Initial Proposal with representatives of Torys and Fairfax.

On October 6, 2014, the Special Committee met with representatives of Osler and received advice from Osler with respect to the fiduciary duties of the members of the Special Committee, the applicable legal requirements relating to the Initial Proposal under applicable corporate and securities laws, and the conclusions which the Special Committee would have to consider, including whether the Initial Proposal is in the best interests of Fairfax, and whether to recommend to the Board that it make a recommendation to shareholders. Representatives of Osler then summarized the terms and conditions, including the fee structure, of the proposed form of engagement letter agreement with Blair Franklin. Following discussion, the members of the Special Committee unanimously approved the engagement letter with Blair Franklin. Representatives of Osler also reviewed with the Special Committee the mandate and the resolutions adopted by the Board in creating the Special Committee. Based on the independent review of the Special Committee's mandate by the Special Committee with advice from Osler and Blair Franklin, and the fact that the Special Committee had been given broad powers and responsibilities, including the ability to supervise the process for considering the Initial Proposal, propose changes or alternatives to the Initial Proposal, and supervise or engage in negotiations on behalf of Fairfax with respect to the Initial Proposal, the members of the Special Committee unanimously approved the mandate of the Special Committee.

At the request of the Special Committee, representatives of Blair Franklin then joined the meeting and provided a detailed review of the work and analysis Blair Franklin had conducted to date, the research and due diligence items that remained outstanding, and the approaches and methodologies that would be used by Blair Franklin in preparing and, ultimately, delivering its preliminary report to the Special Committee. Blair Franklin reviewed with the members of the Special Committee the factors that would inform its evaluation of the Initial Proposal, including an analysis of the voting dilution of the multiple voting shares under various scenarios, an overview of companies with dual class share capital structures including an outline of the voting to economic ratio of controlling shareholders, a review of dual class share structure collapse transactions and dual class share sale transactions, a review of factors that affect the relative prices of separate classes of voting shares of a single issuer, and a review of the terms and attributes of precedent transactions. Blair Franklin also considered the potential reaction of shareholders and market participants and reviewed with the Special Committee potential modifications to the Initial Proposal.

The Special Committee considered and discussed various alternatives available to Fairfax including the status quo, the Initial Proposal in its current form, and the Initial Proposal as amended in various forms. The Special Committee discussed in detail a range of different types of modifications and the rationales for them, including economic concessions, lowering the proposed voting cap from 49% to the then current voting power attached to the multiple voting shares, reducing the proposed 50:1 voting right to a lower threshold, periodic shareholder ratification of the Initial Proposal (or a modified proposal), the formalization and memorialisation of Mr. Watsa's public statements concerning the decision not to sell multiple voting shares, and the disallowance of any incremental premium payable to the holder of the multiple voting shares in the event of a collapse of Fairfax's dual class share capital structure. Following that discussion, the Special Committee concluded that it would be appropriate to propose changes to the Initial Proposal, and Blair Franklin undertook to continue its analysis, respond to questions raised by the Special Committee, and advise the Special Committee on the elements of a potential counter-proposal and negotiation strategy.

In the course of its work, the Special Committee considered at length the short term and long term implications for Fairfax if the proposed transaction were, or were not, implemented, including the implications for Fairfax's business plans and strategy, and whether Fairfax would be able to pursue strategic growth opportunities if the status quo was maintained or the Initial Proposal, or a variation of the Initial Proposal, were not effected. The Special Committee was informed by Mr. Watsa that, under Fairfax's current capital structure and in his capacity as the controlling shareholder of Fairfax, he would not be prepared to support the issuance of additional common or voting equity by Fairfax which would reduce his voting interest to a level at which the maintenance of the vital characteristics of Fairfax's culture and objectives could not be assured. While Fairfax currently has several means of raising capital or effecting acquisitions without voting dilution to Mr. Watsa (including through the issuance of debt securities and preferred shares), such methods are not an effective means of raising capital and making acquisitions in all circumstances. Consequently, the Special Committee came to the view that the ability to issue equity securities without significantly diluting Mr. Watsa's voting interest may become necessary, when deemed appropriate by the Board, to raise capital or make acquisitions using share consideration.

On October 9, 2014, the Special Committee met with representatives of Blair Franklin and Osler for the purpose of receiving Blair Franklin's preliminary report on its ongoing financial analysis, including a share ownership and voting power analysis reflecting the current capital structure and the potential effects of the proposed amendment. The report also contained an update of Blair Franklin's work provided to the Special Committee on October 6, 2014 which expanded on the analysis and information from the prior presentation and answered questions posed by the Special Committee during that prior presentation. Representatives of Blair Franklin then reviewed with the Special Committee a range of potential modifications that could be made to the Initial Proposal and the rationales therefor, having regard for compensating minority shareholders for enabling Mr. Watsa's preservation of voting control and providing minority shareholders with some protection in the event of the loss of Mr. Watsa's corporate stewardship and the potential adverse effects on corporate culture of such loss in the event of his death or departure, and discussed substantive and procedural protections for minority shareholders having regard for the proposed transaction and potential future transactions that could result in either a change in corporate control or a collapse of the dual class share capital structure. Blair Franklin then outlined six possible modifications to the Initial Proposal for the Special Committee's consideration:

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  no increase to the voting power attached to the multiple voting shares by capping the voting power attached to the multiple voting shares at 43.1% (being equal to the then current voting power of the multiple voting shares), in contrast to the 49% cap proposed (the "Voting Cap");

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  no ability to sell any multiple voting shares, with the result that Sixty Two could not preserve the then current 43.1% voting power of the multiple voting shares and concurrently create liquidity for itself by selling up to 20% of its multiple voting shares without any voting dilution as currently permitted pursuant to the Articles (the "Transfer Restriction Provisions");

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  prohibition on any economic premium payable to the holder of the multiple voting shares in the event of a collapse of the dual class share capital structure or a change of control transaction (the "Equal Treatment Provisions");

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  shareholder ratification of the proposed transaction by a majority vote of the holders of subordinate voting shares every three years and at the next annual meeting following the date on which Mr. Watsa ceases to be Chairman and Chief Executive Officer of Fairfax; and if ratification is not so approved, the 50 votes per multiple voting share would immediately and permanently adjust downward to a number that results in the percentage of votes attached to all multiple voting shares being equal to 43.1% of the votes attached to all of the outstanding multiple voting shares and subordinate voting shares at such time, provided, however, that if the percentage of votes attached to all multiple voting shares was less than 43.1% of the votes attached to all of the outstanding multiple voting shares and subordinate voting shares at the time the ratification was not approved, the number of votes per multiple voting share would remain at 50 (the "Ratification Vote");

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  10% reduction of the dividend payable on the multiple voting shares commencing on the first issuance of subordinate voting shares following the implementation of the proposal (the "Dividend Cut") (based on the current annual dividend of US$10.00 per share payable by Fairfax, the Dividend Cut would result in a total annual reduction of approximately US$774,000 of dividends otherwise receivable by Mr. Watsa); and

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  a right of the holders of subordinate voting shares, voting separately as a class, to elect two independent directors to the Board (the "Election Right").

Blair Franklin informed the Special Committee that it expected that it would be able to provide an opinion that a capital reorganization in the nature of the Initial Proposal is fair, from a financial point of view, to the minority shareholders, if that capital reorganization contained all six of the modifications specifically identified by Blair Franklin. Following extensive discussion and deliberation, the members of the Special Committee determined to make a counter-proposal to Mr. Watsa based on the modifications proposed by Blair Franklin.

On October 10, 2014, the Special Committee, together with representatives of Blair Franklin and Osler, met with Mr. Watsa and Mr. Salsberg to present the Special Committee's counter-proposal (the "First Counter-Proposal"), which contained all six modifications to the Initial Proposal discussed with Blair Franklin. Mr. Watsa informed the Special Committee that he would consider the First Counter-Proposal together with management.

On October 17, 2014, the Special Committee received a revised proposal (the "Second Proposal") in response to the First Counter-Proposal. The Second Proposal contemplated that Mr. Watsa agreed in principle to the Voting Cap, the Transfer Restriction Provisions and the Equal Treatment Provisions. However, he rejected the Ratification Vote, the Dividend Cut and the Election Right. In lieu of the Ratification Vote, Mr. Watsa proposed a ratification vote following Mr. Watsa's death but only in circumstances in which Fairfax issued a number of subordinate voting shares which would increase the total number of multiple voting shares and subordinate voting shares then outstanding by at least 25%. In lieu of the Dividend Cut, Mr. Watsa proposed to renounce any remuneration by way of bonus, equity incentive or pension entitlement and to fix his total compensation for the next 10 years at Cdn$600,000 per annum, and for each succeeding 10-year period to fix his total compensation at no more than a Cdn$100,000 per annum increase over the annual compensation for the previous 10-year period.

On October 21, 2014, the Special Committee met with representatives of Blair Franklin and Osler to review and discuss the Second Proposal and to consider the differences between the First Counter-Proposal and the Second Proposal. The Special Committee considered the significance of, and rationale for, a periodic ratification vote, the appropriate frequency of a ratification vote, the appropriateness of linking shareholder ratification to a dilutive transaction or series of transactions, appropriate dilution thresholds in the event a ratification vote were to be linked to dilutive transactions, the methodology for ascribing value to the proposed compensation commitment, market precedents for Mr. Watsa's executive compensation, the methods by which to implement such a commitment, and the differences between the Dividend Cut and a fixed salary arrangement. The Special Committee also considered the rejection of the Election Right in light of the current corporate governance climate and potential corporate governance alternatives.

At that meeting, representatives of Blair Franklin informed the Special Committee that the Second Proposal represented a material change to the First Counter-Proposal that would likely result in Blair Franklin being unable to deliver a fairness opinion.

On October 22, 2014, the Special Committee met with representatives of Osler to consider a range of alternatives available to it, including the preservation of the status quo, a modified proposal that would still result in the delivery of a fairness opinion, and a modified proposal that might not result in the delivery of a fairness opinion but that could nevertheless be determined to be in the best interests of Fairfax. The Special Committee considered the elements of a potential transaction that would be in the best interests of Fairfax from a corporate governance perspective and from a financial perspective. The Special Committee also considered potential corporate governance enhancements including a separate class vote to elect independent directors, different variations of a majority voting policy, board expansion, and the recruitment of independent directors. Following discussion, the Special Committee determined that it would be appropriate to present Mr. Watsa with a further proposal (the "Second Counter-Proposal") that modified the First Counter-Proposal by altering the Ratification Vote from three-year intervals to five-year intervals. The Special Committee was advised by Blair Franklin that, based on all other elements of the First Counter-Proposal remaining unchanged, it expected to be able to provide a fairness opinion on this modified proposal.

Following the meeting, representatives of Osler communicated the terms of the Second Counter-Proposal to Mr. Salsberg. Later that day, Mr. Horn was informed by Mr. Watsa that several aspects of the Second Counter-Proposal remained unacceptable and that, as a result, he would not support the Second Counter-Proposal. The Special Committee reconvened with representatives of Osler in a telephonic meeting to consider, among other things, the implications of obtaining and not obtaining a fairness opinion, the alternatives available to the Special Committee, and further potential modifications that could be made to the Second Counter-Proposal.

On October 24, 2014, the Special Committee met with representatives of Osler and concluded that it would be appropriate to continue to negotiate with Mr. Watsa with a view to achieving the Voting Cap, the Transfer Restriction Provisions and the Equal Treatment Provisions as well as a form of a corporate governance enhancement and a periodic shareholder ratification of the proposed capital reorganization, all of which were viewed by the Special Committee as being beneficial to Fairfax's minority shareholders. In this regard, the Special Committee determined, after receiving the advice of counsel, that it remained available to the Special Committee to continue to explore and consider the terms and conditions of a modified proposal that, in the exercise of its business judgment, would be in the best interests of Fairfax, even if such a proposal did not meet all of the elements that would enable Blair Franklin to deliver a fairness opinion, and to test the willingness of Mr. Watsa to improve the financial and governance components of the proposal. The Special Committee also concluded that it would be appropriate to update the other independent directors of Fairfax on the status of its work and negotiations with Mr. Watsa to date.

On October 27, 2014, the Special Committee and representatives of Osler met with Mr. Watsa and Mr. Salsberg for the purpose of tabling certain further modifications to the proposed transaction. The Special Committee confirmed Mr. Watsa's agreement to the Voting Cap, the Transfer Restriction Provisions and the Equal Treatment Provisions and outlined the following additional modifications (the "Third Counter-Proposal"):

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  ratification by a vote of holders of subordinate voting shares every five years, subject to acceleration at the next annual meeting of shareholders in the event that Mr. Watsa ceases to serve in a senior executive capacity;

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  total annual compensation fixed at Cdn$600,000 without any entitlement to bonus, equity-based compensation or pension entitlement for a 10-year period and capping the extent of a salary increase after the same 10-year period to a maximum of Cdn$100,000 for the next 10-year period;

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  Mr. Watsa's contractual commitment to serve as Fairfax's Chief Executive Officer for a 10-year term, subject to the ongoing discretion of the Board; and

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  corporate governance enhancements that could take the form of an amendment to Fairfax's majority voting policy that would consider the votes cast by the holders of subordinate voting shares.

Extensive discussion ensued following which Mr. Watsa indicated he might be prepared to consider periodic ratification provided any such ratification vote was linked to dilutive share issuances.

On October 28, 2014, the Special Committee met by way of teleconference with all of the other independent directors of Fairfax as well as representatives of Osler to deliver an interim report regarding the Special Committee's process and deliberations to date and the status of its ongoing negotiations.

On October 29, 2014, Mr. Salsberg, on behalf of Mr. Watsa, presented representatives of Osler with the terms of a further modified proposal (the "Third Proposal") for consideration by the Special Committee. Mr. Salsberg indicated that Mr. Watsa would agree in principle to the terms of the Third Counter-Proposal, provided that rolling five-year shareholder ratifications would only occur after such time as the number of outstanding voting shares at the end of the applicable five-year period had increased on a cumulative basis by 25%. The Special Committee subsequently sought and obtained legal and financial advice on the Third Proposal from Osler and Blair Franklin, and representatives of Osler engaged in further negotiations later that same day with Mr. Salsberg. Representatives of Osler, on behalf of the Special Committee, proposed to Mr. Salsberg that any ratification vote would have to be subject to acceleration if the number of outstanding voting shares at the end of any given calendar year is at least 150% of the voting shares outstanding at the start of the relevant period, and if and when Mr. Watsa no longer served as Chairman and Chief Executive Officer or as an executive chair of Fairfax. Later that evening, Mr. Salsberg, on behalf of Mr. Watsa, informed representatives of Osler that accelerated ratification in the event Mr. Watsa no longer served in an executive capacity was not acceptable to Mr. Watsa and that Mr. Watsa was not prepared to make the proposed changes to Fairfax's corporate governance.

On October 30, 2014, members of the Special Committee met with Mr. Watsa following a regularly scheduled Board meeting and discussed the terms of the Third Counter-Proposal, the terms of the Third Proposal, the differences between them, and the modifications that were the subject of ongoing negotiation between them. Mr. Watsa advised that he would not support accelerated ratification in the event he was no longer serving in an executive capacity as he viewed the stability afforded by his voting control to be of significance to Fairfax at such a time. Later that day, the Special Committee met with representatives of Osler to review and discuss the Third Proposal as well as potential modifications to it. Following extensive deliberation, the Special Committee determined that it would not seek accelerated ratification in the event Mr. Watsa was no longer serving in an executive capacity provided that Mr. Watsa agreed to support the adoption of a majority voting policy that would require the Board, or its Governance and Nominating Committee, when considering the nomination of an independent director for re-election, to take into account whether or not the independent director received a majority of the votes cast by the holders of subordinate voting shares at the previous annual meeting (the "Fourth Counter-Proposal"). Mr. Watsa later committed to support the adoption of such a majority voting policy.

Between October 31, 2014 and November 4, 2014, representatives of Osler and Fairfax, with input from the Special Committee and from Mr. Watsa, respectively, negotiated and worked to finalize the details of a proposal that contained the following elements, in addition to the Voting Cap, the Transfer Restriction Provisions and the Equal Treatment Provisions:

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  agreement by Mr. Watsa for the next 10-year period (to the end of the 2024 calendar year) to act as Chief Executive Officer (subject to the ongoing discretion of the Board), to renounce any remuneration by way of bonus, equity incentive or pension entitlement and to fix his annual total salary at its current level of Cdn$600,000;

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  a majority of the minority shareholder ratification vote by the holders of subordinate voting shares at the next annual meeting following every five calendar years commencing January 1, 2015 that would be triggered in either of two events:

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  if the aggregate number of outstanding multiple voting shares and subordinate voting shares on the last day of such period is at least 125% of the aggregate number of outstanding multiple voting shares and subordinate voting shares on the first day of such period, or

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  if there was no ratification vote required in respect of the previous five calendar year period, the aggregate number of outstanding multiple voting shares and subordinate voting shares on the last day of such period is at least 125% of the aggregate number of outstanding multiple voting shares and subordinate voting shares on the first day of the first preceding period with respect to which there has been no ratification vote, provided that if there was no ratification vote in respect of the previous five-year period and the aggregate number of outstanding multiple voting shares and subordinate voting shares at the end of any calendar year is at least 150% of the aggregate number of outstanding multiple voting shares and subordinate voting shares on the first day of the first preceding period with respect to which there has been no ratification vote, an accelerated ratification vote will be held at the next annual meeting. The parties also agreed that if ratification is approved, a new five calendar year period will be deemed to have begun on January 1st of the year during which the ratification vote was held. Further, the parties agreed that if ratification is not approved, the 50 votes per multiple voting share would immediately and permanently adjust downward to a number that results in the percentage of votes attached to all multiple voting shares being equal to 43.1% of the votes attached to all of the outstanding multiple voting shares and subordinate voting shares at such time, provided, however, that if the percentage of votes attached to all multiple voting shares was less than 43.1% of the votes attached to all of the outstanding multiple voting shares and subordinate voting shares at the time the ratification was not approved, the number of votes per multiple voting share would remain at 50; and

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  in conjunction with the Board's adoption of a Majority Voting Policy in compliance with the amended rules of the TSX, the Majority Voting Policy will include the additional requirement that the Board, or its Governance and Nominating Committee, when considering the nomination of an independent director for re-election, take into account whether or not the independent director received a majority of the votes cast by holders of subordinate voting shares at the previous annual meeting.

On November 5, 2014, representatives of Osler provided representatives of Torys with draft amendments to the Articles and a draft form of Governance Agreement, both of which included the Equal Treatment Provisions and the Transfer Restriction Provisions and reflected the terms agreed upon. Between November 5, 2014 and early December 2014, representatives of Osler, Torys and management of Fairfax refined the draft terms of the Amendment to the Articles and the Governance Agreement, including the addition of further limitations on the Watsa family's total voting control, taking into account any subordinate voting shares held by them, to prevent a change of control which could lead to adverse tax consequences for Fairfax.

By mid-December, given the proximity to the upcoming holiday season, the fact that Fairfax's annual meeting was set to occur in April 2015 (and the proposal could be considered at such meeting), and the fact that Mr. Watsa and Fairfax management had not yet determined whether significant shareholders of Fairfax would generally support, in principle, the Amendment and therefore whether they wished to proceed with it, management of Fairfax determined not to take further action until the new year.

In late January, 2015, Mr. Watsa discussed the general nature of the proposed Amendment with a significant shareholder of Fairfax that indicated its general support, in principle, for the Amendment. From January 26, 2015 to early February 2015, Mr. Watsa and management considered whether they wished to pursue the Amendment at this time.

On February 16, 2015, Fairfax announced that it had reached an agreement with Brit PLC ("Brit"), a leading global specialty insurer and reinsurer which underwrites policies in the Lloyd's of London market, to acquire all of the outstanding shares of Brit, by means of a recommended all-cash offer, for aggregate consideration of approximately US$1.88 billion. Fairfax anticipated financing the acquisition principally through internal cash resources and possible borrowings under committed debt financing specifically arranged for the Brit transaction. Following the announcement, however, a major rating agency placed Fairfax's credit ratings on negative watch because of the uncertainty regarding how the Brit acquisition would be financed. Given that the details of the Brit acquisition financing would be a meaningful factor to any shareholder considering the Amendment, and since those details were necessarily unknown at that time, Fairfax and Mr. Watsa determined not to proceed with the proposal. On February 19, 2015, Mr. Salsberg informed representatives of Osler of the decision not to proceed and that the Special Committee should discontinue its deliberations, and Fairfax and Mr. Watsa terminated all discussions or further consideration of the transaction proposal, instead focusing on the Brit acquisition and related financing. That same day, Osler notified the members of the Special

Committee of the termination of its process and deliberations and Torys, on behalf of Fairfax, advised the TSX that the proposal had been terminated. The Special Committee ceased any further deliberations.

With a view to having the negative watch removed from its credit rating, Fairfax decided to proceed quickly with financing Brit, and arranged bought deal financings of 1,150,000 subordinate voting shares (including the over-allotment option), preferred shares and senior notes, raising aggregate gross proceeds of approximately Cdn$1.325 billion. Subsequently, on April 15, 2015, Fairfax announced that it had entered into a non-binding memorandum of understanding with OMERS, a Canadian pension fund, to sell up to 29.9% of Brit for aggregate proceeds of approximately US$516 million.

Mr. Watsa supported the equity issuance for the Brit acquisition because he strongly believed that the acquisition was a very beneficial transaction for Fairfax and that the equity issuance would not reduce Mr. Watsa's voting interest in Fairfax to a level at which the vital characteristics of Fairfax's culture and objectives could not be assured.

Following Fairfax's annual shareholders' meeting on April 16, 2015, with the financings for the acquisition of Brit completed, and Mr. Watsa and management having been reminded at that meeting of the support of Fairfax's long term shareholder base, Mr. Watsa and Fairfax management reexamined the proposal and the possibility of proceeding with the Amendment on the same terms as proposed prior to termination of the Special Committee's mandate and prior deliberations. Prior to renewing the process for reviewing the proposal, however, Mr. Watsa desired to speak with certain large shareholders, on a confidential basis, to determine whether they would be supportive of a new proposal. When sufficiently positive responses to such discussions had been received, on May 19, 2015, Mr. Salsberg, on behalf of Mr. Watsa and management, delivered a new proposal (the "New Proposal") to the Special Committee, and made a formal request to the Special Committee to re-engage its previously appointed independent financial and legal advisors and renew its previously concluded deliberations and process in connection with the New Proposal. The terms of the New Proposal were the same as the Fourth Counter-Proposal, including the 43.1% Limitation, despite the fact that the subordinate voting shares issued in 2015, principally to finance the Brit acquisition, had reduced the voting power of the multiple voting shares from 43.1% to 41.8%.

Over the course of May 19 and May 20, 2015, Mr. Horn had several discussions with representatives of Osler and requested that a meeting of the members of the Special Committee be convened for the purpose of reviewing and considering the request that the Special Committee renew its previously terminated process and deliberations as well as the New Proposal.

On May 19, 2015, Torys, following consultation with Osler, informed the TSX of the New Proposal and the request made of the Special Committee to renew its process and re-established discussions with the TSX in respect of the New Proposal.

On May 21, 2015, the Special Committee held its initial meeting since its mandate and process had been terminated by Fairfax. The Special Committee reviewed and discussed with representatives of Osler its previous mandate, its corresponding powers, duties and responsibilities, its disclosure obligations, and the process for considering and evaluating the New Proposal. Following that discussion, the Special Committee instructed Osler to ensure that the Board had formally considered and authorized the renewal of the Special Committee's process, including the reconstitution of the Special Committee and the renewal of its mandate. Together with representatives of Blair Franklin and Osler, the Special Committee reviewed and discussed the terms of the New Proposal, with particular focus on the element of the New Proposal that the voting power attached to the multiple voting shares be fixed at 43.1% despite the dilutive impact of share issuances since the termination of the Special Committee's mandate having resulted in actual voting power of 41.8% attached to the multiple voting shares. Blair Franklin also reviewed with the Special Committee a share ownership and voting power analysis reflecting the current capital structure and the share issuances that had occurred since the termination of the Special Committee's process, recent developments in the capital markets having regard to public companies with dual class share capital structures, potential market reaction, and its timing and process for the delivery of a final report to the Special Committee.

Subsequently, the Board reviewed, considered and authorized and approved the reconstitution of the Special Committee and the renewal of its mandate for the purpose of reviving the Special Committee's previously concluded process and deliberations in connection with the delivery of the New Proposal. The Special Committee, following advice from its legal counsel, determined that the previous resolutions adopted by the Board in creating and mandating the Special Committee had been properly re-adopted and, in light of the broad powers and responsibilities given to the Special Committee, no changes were required to be made to its mandate in connection with the New Proposal.

Between May 21 and May 25, 2015, Mr. Watsa engaged in discussions with members of the Special Committee for the purpose of explaining the rationale and importance of preserving the voting power of the multiple voting shares at 43.1% notwithstanding the dilutive impact of intervening share issuances that resulted in actual voting power of the multiple voting shares decreasing to 41.8%. On May 23, 2015, at the request of the Chair of the Special Committee, management and Mr. Watsa provided the Special Committee with written correspondence explaining the proposal that the multiple voting shares be fixed at 43.1% of the voting power attached to all outstanding voting shares.

On May 25, 2015, the Special Committee met with representatives of Blair Franklin and Osler to review and discuss the New Proposal. Following extensive discussion, and after receiving advice from Osler and Blair Franklin, the Special Committee concluded that the principles that had informed the Special Committee's prior negotiations and prior modifications to the various proposals made by Mr. Watsa were equally valid and applicable in the context of the New Proposal with the result that the Special Committee would not accept any increase in the voting power to be attached to the multiple voting shares. The Special Committee also considered whether to seek additional modifications to the New Proposal, including from among the range of modifications that were previously considered by the Special Committee. Following that discussion, in light of the modifications that had been made to the initial proposal, the Special Committee determined that it would not seek further modifications at this time.

Later that day, representatives of Osler contacted representatives of Torys to communicate the Special Committee's position. Over the course of May 25 and May 26, 2015, Mr. Watsa requested that the Special Committee reconsider its position since, among other things, the shares issued since January 1, 2015 would ultimately be included in the dilution calculation for the first ratification period. Members of the Special Committee held discussions among themselves and with Osler and, subsequently, informed Mr. Watsa that its position was not negotiable. On May 27, 2015, Mr. Watsa and management informed the Special Committee and Osler that in light of the Special Committee's position, Mr. Watsa would agree to limit the voting power attached to the multiple voting shares to 41.8%.

On May 27, 2015, Torys communicated to Osler a request from management of Fairfax that the Special Committee consider a further modification to the shareholder ratification vote procedure that would allow Fairfax to accelerate a shareholder ratification vote if necessary or advisable.

On May 28, 2015, the Special Committee met with representatives of Blair Franklin and Osler to discuss the status of negotiations with Mr. Watsa, the status of the draft forms of the Amendment and Governance Agreement, the status of discussions with the TSX, the recent proposal to accelerate the shareholder ratification vote and the possible circumstances in which an accelerated ratification vote might occur.

The Special Committee reviewed and considered the shareholder ratification voting procedures and mechanics and determined that it would be desirable for the first five year ratification period to expire on December 31, 2020 instead of December 31, 2019, as originally contemplated, and to count all further share issuances, if any, from the effective date of the Amendment until December 31, 2015 toward the dilution that would trigger a ratification vote. The Special Committee reviewed and considered the terms of the Governance Agreement and also determined that it would be desirable for Mr. Watsa's 10-year employment term to expire in 2025 instead of 2024, as originally contemplated. The Special Committee instructed its counsel to propose that those further amendments to the share terms and the Governance Agreement be made.

The Special Committee also considered whether it ought to seek additional modifications to the New Proposal and concluded that, in light of the benefits to be received by minority shareholders from the concessions and modifications obtained to date, given the status of negotiations prior to the termination of the Special Committee's earlier process, and in light of the outcome of the recent negotiations with Mr. Watsa and management, it would not seek any further modifications.

Following the meeting, Osler, on behalf of the Special Committee, engaged in discussions with Torys regarding the shareholder ratification procedures and the terms of Mr. Watsa's employment. Torys and Osler then confirmed with management and Mr. Watsa that (i) the first five-year ratification period would expire on December 31, 2020, (ii) Fairfax would be permitted to accelerate the timing of the shareholder ratification vote if deemed necessary or advisable by the Board and two-thirds of Fairfax's independent directors, and (iii) Mr. Watsa's 10-year term of employment would expire at the end of 2025.

Between May 29 and June 12, 2015, representatives of Osler and Torys refined and finalized the terms of the Amendment to the Articles and the Governance Agreement.

On June 8, 2015, the Special Committee met with representatives of Osler and Blair Franklin. Osler reviewed with the Special Committee the status of discussions with Mr. Watsa and the status of discussions with the TSX, and reviewed with the Special Committee the form of the Amendment to the Articles and the form of the Governance Agreement. Blair Franklin delivered its report and reviewed with the Special Committee the purpose and effects of the proposed Amendment, the impact of the proposed Amendment on Fairfax's capital structure, the Special Committee's process, considerations in assessing the proposed Amendment, including a voting power analysis reflecting the current capital structure and the potential effects of the proposed Amendment as shown in the figure below, the extension of the potential time horizon of effective control and direction by the Watsa family over the voting power attached to all outstanding voting shares as a result of the proposed Amendment, and the potential market reaction to the announcement of the proposed transaction. The Special Committee discussed the terms of the Amendment and the Special Committee's process since its formation and the modifications and concessions realized since the Initial Proposal.

Figure 1 — Illustrative Voting Power Analysis of New Proposal(1)

(1)
Figure 1 summarizes the effect of the New Proposal on the voting power attached to the multiple voting shares at hypothetical market capitalizations over time. Market capitalization numbers assume a constant share price. The inflection point represents the point at which cumulative issuances of subordinate voting shares by Fairfax would begin to dilute the voting power attached to the multiple voting share block under the terms of the New Proposal.

On June 12, 2015, the Special Committee met with representatives of Osler and Blair Franklin and received Blair Franklin's updated report. Following discussion, the Special Committee unanimously adopted resolutions in which it (i) determined that the Amendment and the Governance Agreement are in the best interests of Fairfax, and (ii) recommended that the Board approve the Amendment and the Governance Agreement and recommend to holders of subordinate voting shares (other than Sixty Two, Mr. Watsa and their respective associated entities and affiliated entities) that they vote in favour of the Amendment.

Later on June 12, 2015, the Board held a special meeting to consider the Amendment and the Governance Agreement. In attendance at the meeting were all of the Directors, and representatives of Torys, Osler and Blair Franklin. The Special Committee reported to the Board and (i) advised that it had determined that the Amendment and the Governance Agreement are in the best interests of Fairfax, and (ii) recommended that the Board adopt resolutions approving the Amendment and the Governance Agreement and recommend to holders of subordinate voting shares (other than Sixty Two, Mr. Watsa and their respective associated entities and affiliated entities) that they vote in favour of the Amendment.

After receiving the report of the Special Committee, the Board discussed the Amendment and the Governance Agreement. At the end of the discussion, the Board unanimously declared (with Prem Watsa and Benjamin Watsa abstaining from voting) that the Amendment and the Governance Agreement are in the best interests of Fairfax and recommended that holders of subordinate voting shares (other than Sixty Two, Mr. Watsa and their respective associated entities and affiliated entities) vote in favour of the Amendment.

Reasons for the Recommendation of the Special Committee

In its review and negotiations, culminating in its recommendation of the Amendment to the Articles and the Governance Agreement, the Special Committee considered a number of factors (both positive and negative) in arriving at its conclusions. The following discussion of factors considered by the Special Committee is not intended to be exhaustive, but includes the material factors considered by the Special Committee in making its determinations and recommendation with respect to the Amendment and the Governance Agreement. In light of the variety of factors considered, the Special Committee did not consider it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendation. In making its determinations and recommendation, the Special Committee concluded that, in its judgment, on balance, the positive factors outweighed any negative factors, as further outlined below.

Preservation of Fairfax's Culture and Long Term Focus

Since its inception, Fairfax has lived by a "fair and friendly" culture, as expressed in its guiding principles which are routinely highlighted to all stakeholders, including employees and shareholders. Fairfax's focus since inception has been on growing book value per share over the long term by running Fairfax and its subsidiaries for the benefit of customers, employees and shareholders. The voting power of the multiple voting shares preserves Fairfax's culture, which is a valuable asset and enables Fairfax to attract and retain management and other employees and preserve its reputation in pursuing acquisitions and generally in carrying on its business.

Fairfax's governance structure is an important element of Fairfax's culture and its ability to focus on the achievement of long term goals. The voting power held by the Watsa Family, exercised since inception by Mr. Watsa, has enabled Fairfax to continue to focus on strategic opportunities that drive growth — even if those opportunities may not yield immediate financial results or may have adverse short term effects on the share price — and to invest and carry on business for the long term with a view to the best interests of Fairfax.

Increasing the number of votes attached to the multiple voting shares from 10 to 50 votes per share, subject to the terms and conditions in the Articles, including limiting the votes attached to the multiple voting shares to representing no more than 41.8% of the votes attached to all of the outstanding multiple voting shares and subordinate voting shares, will preserve Fairfax's culture and governance structure over time, which is crucial to attracting world class businesses and their management teams and has been validated by Fairfax's financial results and long term growth in book value per share and, consequently, share price, as illustrated in the chart below:

Figure 2 — Fairfax Performance

The Amendment to the Articles is an appropriate way to enable Mr. Watsa to remain in a position to influence Fairfax's direction for many years, which influence has been beneficial to Fairfax's growth, strategy and ability to focus on long term success. The Amendment to the Articles will not result in the permanent extension of Mr. Watsa's voting control of Fairfax nor will it effect a change of control of Fairfax, but will help to ensure that Mr. Watsa remains in a position to continue influencing Fairfax's direction for many years.

Minority Shareholder Ratification

The Amendment includes the requirement for a periodic vote by the holders of subordinate voting shares to ratify the Amendment to the Articles. These ratification rights empower minority shareholders to determine whether or not to permit the continuing application of the Amendment to the Articles in the event of issuances of subordinate voting shares above certain thresholds, either on a rolling five-year basis or, in certain circumstances, on an accelerated basis.

No Premium on Collapse of Dual Class Share Structure

In the event of a collapse of Fairfax's dual class share capital structure, Sixty Two or the holder of the multiple voting shares will only be entitled to receive one subordinate voting share in consideration for each multiple voting share held and shall not be entitled to receive, directly or indirectly, any economic premium, additional payment or collateral benefit whatsoever. This restriction on the ability of Sixty Two or the holder of the multiple voting shares to obtain any premium on the collapse of Fairfax's dual class share capital structure is contained in both the Amendment to the Articles and in the terms of the Governance Agreement.

Equal Treatment of Minority Shareholders

As a result of its negotiations with Mr. Watsa, the Special Committee obtained the Equal Treatment Provisions in favour of the holders of subordinate voting shares. The Equal Treatment Provisions are contained in both the Amendment to the Articles and in the terms of the Governance Agreement. As a result of these provisions, in addition to the prohibition on any payment of a premium to the holder of the multiple voting shares in the event of a collapse of the dual class share structure, in the event of a transaction resulting in a change of control of Fairfax or a fundamental transaction involving Fairfax, the holders of the subordinate voting shares shall have the right to receive, or the right to elect to receive, the same form of consideration and an amount at least as high as the highest amount of consideration on a per share basis, if any, as the holder of the multiple voting shares.

Pursuant to the Articles (as they currently exist), a third party could commence a take-over bid pursuant to which it would agree to pay more for multiple voting shares than for subordinate voting shares (even though, upon their transfer, the voting rights attached to each multiple voting share that such third party acquired would be automatically and permanently reduced to one vote per share). Following the implementation of the proposal, this would not be permitted, and in connection with a change-of-control transaction, provision would be required to be made for the right of holders of subordinate voting shares to receive, or elect to receive, the same form of consideration and an amount as least as high as the highest amount of consideration on a per share basis as the holders of multiple voting shares. There would be no prohibition on the holders of subordinate voting shares receiving more consideration than the holders of multiple voting shares in such transactions.

As part of the Governance Agreement, Mr. Watsa has agreed not to sell, directly or indirectly (except within the Watsa family group in accordance with the current share conditions), any multiple voting shares and to refrain from participating in any transactions that would result in subordinate voting shares being treated differently from multiple voting shares. In particular, Mr. Watsa has agreed that he will not participate in, or cause or enable any take-over bid for, the multiple voting shares unless it is a Qualifying Take-Over Bid, or any merger, amalgamation, arrangement or other business combination transaction unless it is a Qualifying Business Combination.

Moreover, Mr. Watsa has agreed that the holders of multiple voting shares will not monetize any multiple voting shares by entering into hedging, monetization or other derivative transactions.

The Special Committee believes that the Equal Treatment Provisions provide important protections in favour of the holders of subordinate voting shares by ensuring that all shareholders will be on an equal footing in connection with fundamental transactions involving Fairfax.

Restriction on Sale of Multiple Voting Shares

The Special Committee also negotiated the Transfer Restriction Provisions that would have the effect of automatically and permanently reducing the number of votes carried by the multiple voting shares to one vote per share in the event that Sixty Two or a permitted successor no longer owns all 1,548,000 multiple voting shares outstanding. The Articles currently permit the sale of up to 386,520 multiple voting shares (representing approximately 25% of the outstanding multiple voting shares) without automatically and permanently reducing the number of votes carried by the multiple voting shares to one vote per share. Absent the Amendment, Sixty Two would be permitted to preserve the 10 votes carried by each multiple voting share despite being able to sell up to 386,520 of its multiple voting shares. The Transfer Restriction Provisions prevent Sixty Two from reducing its economic interest in Fairfax while, at the same time, preserving its voting control.

Governance Enhancement to Fairfax's Majority Voting Policy

The Board authorized amendments to Fairfax's majority voting policy to comply with recent amendments to TSX rules, including the requirement that a director immediately tender his or her resignation if he or she is not elected by at least a majority of the votes cast by holders of multiple voting shares and subordinate voting shares, and the requirement that the Board accept (or, in exceptional circumstances, refuse) a tendered resignation within 90 days of the relevant meeting. The Special Committee negotiated further amendments to Fairfax's majority voting policy that will include the requirement that the Board, or its Governance and Nominating Committee, when considering the nomination of an independent director for re-election, take into account whether or not the independent director received a majority of the votes cast by holders of subordinate voting shares at the previous annual meeting. The policy will also require that Fairfax make disclosure of the total number of votes cast for, or withheld by, holders of multiple voting shares and subordinate voting shares, voting together, in regard to the election of individual directors, regardless of whether a vote was conducted by ballot or by show of hands, and, to this end, will also disclose the actual number of votes attached to the multiple voting shares voted for and withheld from voting in regard to the election of individual directors. The Special Committee believes that these amendments to the majority voting policy reflect Fairfax's commitment to good corporate governance and a Board comprised primarily of independent directors.

Employment Commitment

In connection with the Amendment, Mr. Watsa has agreed, until the end of the 2025 calendar year, to serve as Chief Executive Officer of Fairfax (subject to the ongoing discretion of the Board), to renounce any remuneration by way of bonus, equity incentive compensation or pension entitlement, and to fix his annual total salary at its current level of Cdn$600,000. This agreement will memorialize, and provide certainty with respect to, the approach to Mr. Watsa's compensation that Fairfax has taken since 2000 at Mr. Watsa's request, from which time his remuneration has consisted almost entirely of a fixed Cdn$600,000 annual salary, with no bonus, no stock options or stock grants and no pension entitlement. As a result, the Special Committee believes that Mr. Watsa's long term commitment to be paid remuneration far below the remuneration of chief executive officers of other large capitalization Canadian public companies(2) will deliver meaningful savings to Fairfax for the benefit of all of Fairfax's shareholders.

Ability to Issue Additional Equity

The Special Committee was informed by Mr. Watsa that, under Fairfax's current capital structure and in his capacity as the controlling shareholder of Fairfax, he would not be prepared to support the issuance of additional common or voting equity by Fairfax which would reduce his voting interest to a level at which the maintenance of the vital characteristics of Fairfax's culture and objectives could not be assured. Management expressed similar views. The Special Committee was also informed by Mr. Watsa of the rationale for supporting the Brit acquisition and associated financing in light of Mr. Watsa's earlier statements that he would not support the issuance of additional common or voting equity by Fairfax. The Special Committee carefully considered, and was satisfied, with that explanation. While Fairfax currently has several means of raising capital or effecting acquisitions without voting dilution to Mr. Watsa (including through the issuance of debt securities and preferred shares), such methods are not an effective means of raising capital and making acquisitions in all circumstances. Consequently, the Special Committee believes that Fairfax's ability to issue subordinate voting shares without significantly diluting Mr. Watsa's voting interest may become necessary, when deemed appropriate by the Board, to raise capital or make acquisitions using share consideration. The Special Committee believes that it is desirable to implement the Amendment now so as to position Fairfax to take advantage of the additional flexibility it provides when strategic opportunities arise. The Special Committee believes that the Amendment will provide Fairfax with the ability to issue subordinate voting shares without significantly diluting Mr. Watsa's voting interest and will thereby enable Fairfax to continue its growth and preserve its corporate culture while assuring management stability and continuity.

(2)
Based on The Globe and Mail annual ranking of compensation for the chief executive officers of the 100 largest public companies (by market capitalization) in Canada's benchmark S&P/TSX composite index, as of December 31, 2014, Mr. Watsa's total compensation ranked last (100 out of 100) of all chief executive officers ranked. Source: McFarland, Janet. (2015, June 5). Canada's 100 top highest paid CEOs. The Globe and Mail. Retrieved from http://www.theglobeandmail.com.

Proposal Results from a Thorough Process

The recommendation in favour of the Amendment and the Governance Agreement is the result of a careful and thorough process that was conducted under the supervision of the Special Committee. The implementation of the Amendment is subject to the satisfaction of preconditions that protect the rights and interests of holders of subordinate voting shares. Among other things:

  •
  the Special Committee, comprised entirely of independent directors, conducted an extensive review of the Initial Proposal, conducted arm's length negotiations to settle the terms of the Amendment and oversaw the negotiation of the Amendment to the Articles and the Governance Agreement;

  •
  the Special Committee retained and received advice from independent legal and financial advisors;

  •
  the Amendment must be approved by holders of at least two-thirds of the outstanding subordinate voting shares, voting separately as a class, and by the holders of a majority of the votes cast by disinterested holders of subordinate voting shares, voting separately as a class (see "Shareholder Approval — Minority Approval");

  •
  holders of subordinate voting shares will be entitled to exercise dissent rights and receive the fair value for their shares if they object to the Amendment and follow the procedures described under "Dissent Rights under the CBCA"; and

  •
  the Amendment must be approved by the TSX, and in this regard, the Special Committee was informed by Fairfax, and verified, that the TSX has indicated that it is prepared to approve the Amendment, subject to the receipt of required shareholder approvals.

Potential Negative Consequences of the Proposal

The Special Committee considered various risks and other potentially negative factors relating to the Amendment, including the following:

The Amendment May Prolong the Period of Time During Which Sixty Two Can Exercise a Controlling Influence on Most Corporate Matters

Mr. Watsa currently has effective control over Fairfax through his direct and indirect control of Sixty Two, and such control effectively gives Mr. Watsa the ability to elect all of Fairfax's directors and to determine the outcome of most matters submitted to a vote of Fairfax's shareholders. This will not change following implementation of the Amendment. This concentration of voting control in Sixty Two continues to limit the ability of Fairfax's remaining shareholders to influence corporate matters. The consolidation of control resulting from the Amendment is expected to prolong the duration of Sixty Two's current effective control over Fairfax and its ability to elect all of Fairfax's directors and to determine the outcome of most matters submitted to a vote of Fairfax's shareholders.

The Amendment May Have an Anti-Takeover Effect

Since the implementation of Fairfax's dual class share capital structure in 1986, Mr. Watsa has consistently stated, including at annual shareholders' meetings and in a number of his letters to shareholders contained in Fairfax's Annual Reports, commencing with his letter to shareholders for 1986, that the multiple voting shares will never be sold and, as such, shareholders should not expect to receive a take-over bid proposal. Given that the Amendment can be expected to prolong the period of time during which Sixty Two maintains effective control over Fairfax, the Amendment may have the effect of limiting the likelihood of an unsolicited take-over bid or merger proposal or a proxy contest for the removal of directors. As a result, the Amendment may have the effect of depriving Fairfax's shareholders of an opportunity to sell their shares at a premium over prevailing market prices and may make it more difficult for them to replace Fairfax's directors and management. The Special Committee is not aware of any offer or proposal by any person or group (including the Watsa family) to acquire any significant amount of subordinate voting shares, acquire control of Fairfax by means of a take-over bid, merger, solicitation in opposition to management or otherwise, or change the current board of directors or management.

Recommendation of the Special Committee

Having undertaken a thorough review of, and carefully considered, the Amendment and the Governance Agreement, including consulting with independent legal and financial advisors, the Special Committee unanimously concluded that implementing the Amendment and the Governance Agreement is in the best interests of Fairfax and unanimously recommended that the Board approve the Amendment and the Governance Agreement and recommend that holders of subordinate voting shares (other than Sixty Two, Mr. Watsa and their respective associated entities and affiliated entities) vote in favour of the Amendment.

Recommendation of the Board of Directors

As a result of its discussions and after careful consideration of, among other things, the unanimous recommendation of the Special Committee, the Board unanimously concluded (with Prem Watsa and Benjamin Watsa abstaining from voting) that implementing the Amendment and the Governance Agreement is in the best interests of Fairfax and unanimously recommends that holders of subordinate voting shares (other than Sixty Two, Mr. Watsa and their respective associated entities and affiliated entities) vote in favour of the Amendment.

Description of the Multiple Voting Shares and Subordinate Voting Shares Following the Amendment

The attributes of the multiple voting shares and subordinate voting shares after giving effect to the Amendment will be substantially as described below. The following summary is qualified in its entirety by reference to the attributes of the multiple voting shares and subordinate voting shares set forth in Schedule B to this Management Proxy Circular. In this summary, the following terms have the following meanings:

"Current Major Shareholders" means any of Sixty Two and any subsidiary in respect of which Sixty Two owns shares entitled to at least 75% of the equity of such subsidiary and carrying at least 75% of the voting rights attaching to all the outstanding shares of such subsidiary.

"Permitted Transactions" means, with respect to any particular issuer: (i) any issue of securities of the particular issuer to persons who are holders of securities of the particular issuer at the time of the issue (provided that such holders of securities did not become such holders for the purpose of participating in such an issue); (ii) any disposition of securities of the particular issuer by the holder thereof to his or her spouse or issue or the spouses of such issue or to the legal personal representatives of any of the foregoing persons, including the holder, or to any trust of which all of the beneficiaries are any one or more of the foregoing persons, including the holder, or to any corporation of which shares entitled to at least 75% of the equity of such corporation and carrying at least 75% of the voting rights attaching to all the outstanding shares of such corporation are owned directly or indirectly, through a trust or otherwise, by or for the benefit of any one or more of the foregoing persons, including the holder; and (iii) any issue or disposition of securities of the particular issuer which does not materially affect control of any Current Major Shareholder or any Subsequent Major Shareholder.

"Subsequent Major Shareholders" means any person or group of persons who are acting jointly or in concert with respect to the affairs of Fairfax (including any subsidiary of any such persons in respect of which any of such persons owns shares entitled to at least 75% of the equity of such subsidiary and carrying at least 75% of the voting rights attaching to all the outstanding shares of such subsidiary) and who have become the owners of at least the Qualifying Shareholding (as defined below) contemporaneously with the Current Major Shareholders ceasing to own at least the Qualifying Shareholding.

Dividend Rights

Holders of multiple voting shares and subordinate voting shares participate equally as to dividends and are entitled to dividends, in equal amounts per share and at the same time, that our board of directors may declare out of legally available funds, subject to the preferential dividend rights of the preferred shares.

Voting Rights

Holders of multiple voting shares and subordinate voting shares are entitled to receive notice of any meeting of our shareholders and may attend and vote at such meetings, except those meetings where only the holders of shares of another class or of a particular series are entitled to vote. Following the Amendment, the multiple voting shares will be entitled to 50 votes per share, except as set forth below, and the subordinate voting shares will be entitled to one vote per share.

Following the Amendment, notwithstanding any other provision to the contrary, the aggregate number of votes attached to all of the outstanding multiple voting shares at any particular time will be limited to represent, at such time, no more than the least of:

  (i)
  such number of votes that equals 41.8% of the aggregate number of votes (after giving effect to such limitation) attached to all of the issued and outstanding multiple voting shares and subordinate voting shares (the "41.8% Limitation");

  (ii)
  such number of votes that, together with the number of votes attached to all subordinate voting shares and any other voting shares of Fairfax beneficially owned by holders of multiple voting shares and all other Relevant Persons (as such term is defined in Schedule B hereto) in respect of such holders or over which such holders or Relevant Persons exercises control or direction, equals, in the aggregate, 49.9% of the aggregate number of votes (after giving effect to such limitation) attached to all of the issued and outstanding multiple voting shares, subordinate voting shares and any other voting shares of Fairfax (the "49.9% Limitation"); and

  (iii)
  one less than such number of votes that would result in Fairfax being considered to be controlled by a person or partnership or group of persons or partnerships for purposes of the Income Tax Act (Canada), provided that the multiple voting shares will at no time be entitled to less than one vote per share (the "Control Limitation").

The votes attached to the multiple voting shares will also be automatically and permanently reduced to one vote per share if:

  (i)
  neither the Current Major Shareholders nor Subsequent Major Shareholders own at least 1,548,000 multiple voting shares, representing 100% of the currently outstanding multiple voting shares (the "Qualifying Shareholding");

  (ii)
  Subsequent Major Shareholders did not make an unconditional offer for all of the subordinate voting shares for a consideration per share at least equal to the value of the highest consideration paid by any Subsequent Major Shareholder for any multiple voting share on or before the first date on which Subsequent Major Shareholders become the owners of at least the Qualifying Shareholding; or

  (iii)
  there occurs, at a time when Current Major Shareholders own at least the Qualifying Shareholding:

  (a)
  any issue or disposition of securities of any issuer, other than Permitted Transactions; or

  (b)
  any acquisition, reorganization, recapitalization, redemption, reclassification, exchange, consolidation, amalgamation, arrangement, merger or other transaction materially affecting control of any such issuer or Current Major Shareholder, other than Permitted Transactions, which results in effective control of any Current Major Shareholder being acquired by any person or group of persons who are acting jointly or in concert with respect to the affairs of such issuer or Current Major Shareholder and who did not have effective control prior to such occurrence, and upon or at any time after such occurrence, Current Major Shareholders with respect to which there has been no occurrence since July 1, 1986 do not continue to own at least the Qualifying Shareholding.

The number of votes attached to the multiple voting shares will automatically but temporarily be reduced to one vote per share for any shareholders' meeting if, during the three months ending ten days prior to the date we send notice of the shareholders' meeting, the weighted average trading price in the principal trading market of the subordinate voting shares for any period of thirty consecutive trading days is less than Cdn$4.00 per share (subject to adjustment as specified in the Articles).

Restrictions on Certain Transactions

Following the Amendment, in the event that Fairfax effects an amalgamation, arrangement, consolidation, exchange, merger or other business combination requiring the approval of Fairfax's shareholders entitled to vote thereon (other than certain transactions affecting the subordinate voting shares and multiple voting shares on a pro rata basis as described in the definition of Pro Rata Transaction in Schedule B hereto), the holders of subordinate voting shares will have the right to receive, or the right to elect to receive, (i) the same form of consideration, if any, as the holders of multiple voting shares, and (ii) an amount of consideration at least equal to the value of the highest consideration, if any, on a per share basis as the holders of multiple voting shares are entitled to receive or elect to receive.

Following the Amendment, in the event that Fairfax effects an acquisition, redemption, reorganization, recapitalization, reclassification, issuer bid, exchange, consolidation, amalgamation, arrangement, merger or other transaction which would have the effect of, directly or indirectly, cancelling or otherwise eliminating any or all of the outstanding multiple voting shares, or consolidating or collapsing the multiple voting shares and the subordinate voting shares into a single class of outstanding voting equity securities (other than certain transactions affecting the subordinate voting shares and multiple voting shares on a pro rata basis as described in the definition of Pro Rata Transaction in Schedule B hereto) (a "Multiple Voting Share Transaction"), the Current Major Shareholders or the Subsequent Major Shareholders, as the case may be, will be entitled to receive, as consideration for each multiple voting share, only one subordinate voting share in respect of the Multiple Voting Share Transaction. For greater certainty, the Current Major Shareholders or the Subsequent Major Shareholders, as the case may be, will in no event be entitled to receive, directly or indirectly, any economic premium, additional payment or collateral benefit in connection therewith.

Shareholder Ratification

Following the Amendment, the continued effect of the Amendment, as it relates to the multiple voting shares carrying 50 votes per share, will be subject to ratification by a simple majority of the votes cast by minority holders of subordinate voting shares, voting separately as a class (a "Shareholder Ratification Vote") in the circumstances described below. In determining the simple majority of the minority approval in respect of a Shareholder Ratification Vote, Fairfax will exclude the votes attached to the subordinate voting shares that, to its knowledge, or the knowledge of its directors or senior officers, after reasonable inquiry, are beneficially owned, or over which control or direction is exercised, by (i) the Current Major Shareholders or Subsequent Major Shareholders, (ii) any associate, insider or affiliate (as defined in the Securities Act (Ontario)) of any person or company referred to in (i); (iii) any affiliate of Fairfax; and (iv) the officers and directors of Fairfax and their associates (as defined in the Securities Act (Ontario)).

A Shareholder Ratification Vote will be required in the following circumstances:

  (i)
  Following the period commencing on the effective date of the Amendment and ending on December 31, 2020, and every five calendar years thereafter (each, a "Five Year Term"), if the aggregate number of outstanding voting shares on the last day of such period is at least 125% of the aggregate number of outstanding voting shares on the first day of such period, a Shareholder Ratification Vote will be required at the next annual meeting of shareholders immediately following the end of such Five Year Term.

  (ii)
  If there was no Shareholder Ratification Vote required in respect of an immediately preceding Five Year Term, if the aggregate number of all issued and outstanding voting shares on the last day of the current Five Year Term is greater than 125% of the aggregate number of all voting shares on the first day of the most recent Five Year Term during which a Shareholder Ratification Vote was held (or, if a Shareholder Ratification Vote has never been held, on the effective date of the Amendment), a Shareholder Ratification Vote will be required at the next annual meeting of shareholders immediately following the end of such current Five Year Term.

  (iii)
  If there was no Shareholder Ratification Vote required in respect of an immediately preceding Five Year Term, if the aggregate number of issued and outstanding voting shares on the last day of any calendar year within the current Five Year Term (the "Acceleration Date") is greater than 150% of the aggregate number of issued and outstanding voting shares on the first day of the most recent Five Year Term during which a Shareholder Ratification Vote was held (or, if a Shareholder Ratification Vote has never been held, on the effective date of the Amendment), a Shareholder Ratification Vote will be held at the next annual meeting of shareholders following the Acceleration Date (and the next Five Year Term will commence as of January 1 of the calendar year in which the Shareholder Ratification Vote was held).

Notwithstanding the Shareholder Ratification Vote requirements set forth above, Fairfax may, upon approval of the Board, including the approval of at least two-thirds of Fairfax's independent directors, elect to hold a Ratification Vote prior to the expiry of a current Five Year Term. If such a Shareholder Ratification Vote is held and approved, a new Five Year Term will commence as of January 1 of the calendar year in which the Shareholder Ratification Vote was held, provided that if such Shareholder Ratification Vote is held at a meeting of shareholders at which shareholders approve a specific proposed issuance of subordinate voting shares and the resolution adopted at such meeting so provides, any subordinate voting shares issued pursuant to such approval will be deemed to be outstanding as of the commencement date of that new Five Year Term (as a result, such subordinate voting shares would not count towards the 125% and 150% dilution tests described above for the new and subsequent Five Year Terms).

In the event that a Shareholder Ratification Vote is held and not approved, or where at an annual meeting of shareholders a Shareholder Ratification Vote was required to be held but was not held, immediately thereafter and without further act or formality:

  (i)
  the number of votes attached to each multiple voting share will equal the number of votes such that the aggregate number of votes attached to all of the issued and outstanding multiple voting shares as of the date of such Shareholder Ratification Vote or failure to hold the requisite Shareholder Ratification Vote, as the case may be, represents the same percentage of the aggregate number of votes attached to all of the issued and outstanding multiple voting shares and subordinate voting shares as was the case immediately prior to the date on which such Shareholder Ratification Vote was, or was supposed to be, held (including giving effect to the 41.8% Limitation, but without giving effect to the 49.9% Limitation and the Control Limitation);

  (ii)
  the 41.8% Limitation will cease to apply; and

  (iii)
  no further Shareholder Ratification Votes will be required to be held in the future.

Certain illustrative examples of scenarios in which a Shareholder Ratification Vote would be triggered following implementation of the Amendment are provided in the chart below:

Scenario	Outcome

Less than 25% dilution from the date of Amendment to December 31, 2020 (for example, 5% in 2016 and 3% in 2018).	No Shareholder Ratification Vote is required at the annual general meeting held in 2021; however, any shares issued from the date of the Amendment to December 31, 2020 carry over to the subsequent 5 calendar year period for purposes of the 125% and 150% tests.

More than 25% dilution from the date of Amendment to December 31, 2020 (for example, 10% in 2016 and 18% in 2018).	Shareholder Ratification Vote is required at the annual general meeting held in 2021. If the Shareholder Ratification Vote fails to obtain the requisite shareholder approval (or is not held), the number of votes per multiple voting share is fixed such that the total percentage of votes represented by multiple voting shares equals 41.8% (thus, if at such time there are 1,548,000 multiple voting shares and 27,979,721 subordinate voting shares outstanding, from that date forward the multiple voting shares will carry 12.9815 votes per share and any future issuances of subordinate voting shares will have the effect of diluting the overall voting percentage represented by the multiple voting shares). If the Shareholder Ratification Vote is held and obtains requisite shareholder approval, the dilution calculation going forward is based on the number of shares outstanding on January 1, 2021 (the first day of the new Five Year Term).

Less than 25% dilution from the date of Amendment to December 31, 2020 followed by additional dilution in subsequent 5 calendar year period such that aggregate dilution exceeds 25% but is less than 50% (for example, 10% in 2016 and 18% in 2023).	Shareholder Ratification Vote is required at the annual general meeting held in 2026. If the Shareholder Ratification Vote fails to obtain the requisite shareholder approval (or is not held), the number of votes per multiple voting share is fixed such that the total percentage of votes represented by multiple voting shares equals 41.8% (thus, if at such time there are 1,548,000 multiple voting shares and 27,979,721 subordinate voting shares outstanding, from that date forward the multiple voting shares will carry 12.9815 votes per share and any future issuances of subordinate voting shares will have the effect of diluting the overall voting percentage represented by the multiple voting shares). If the Shareholder Ratification Vote is held and obtains requisite shareholder approval, the dilution calculation going forward is based on the number of shares outstanding on January 1, 2026 (the first day of the new Five Year Term).

Less than 25% dilution from the date of Amendment to December 31, 2020 followed by additional dilution during the subsequent 5 calendar year period such that aggregate dilution exceeds 50% (for example, 24% in 2018 and 28% in 2021).	Shareholder Ratification Vote is required at the annual general meeting held in 2022 (being the next annual general meeting following the share issuance as a result of which aggregate dilution exceeds 50%). If the Shareholder Ratification Vote fails to obtain the requisite shareholder approval (or is not held), the number of votes per multiple voting share is fixed such that the total percentage of votes represented by multiple voting shares equals 41.8% (thus, if at such time there are 1,548,000 multiple voting shares and 33,516,169 subordinate voting shares outstanding, from that date forward the multiple voting shares will carry 15.5502 votes per share and any future issuances of subordinate voting shares will have the effect of diluting the overall voting percentage represented by the multiple voting shares). If the Shareholder Ratification Vote is held and obtains requisite shareholder approval, the dilution calculation going forward is based on the number of shares outstanding on January 1, 2022 (the first day of the new Five Year Term).

The shareholder ratification provisions described above and the 41.8% Limitation will cease to apply on the first date on which the number of votes attached to all of the issued and outstanding multiple voting shares (without giving effect to any limitations or temporary reductions described above) is equal to less than 41.8% of the aggregate number of votes attached to all of the issued and outstanding multiple voting shares and subordinate voting shares.

Preemptive, Subscription, Redemption and Conversion Rights

Holders of multiple voting shares and subordinate voting shares have no preemptive, subscription or redemption rights. Multiple voting shares are convertible at any time into subordinate voting shares on the basis of one subordinate voting share for each multiple voting share being converted.

Liquidation Rights

Upon our liquidation, dissolution or winding up, whether voluntary or involuntary, the holders of the multiple voting shares and subordinate voting shares, without preference or distinction, are entitled to receive rateably all of our assets remaining after payment of all debts and other liabilities, subject to the prior rights of holders of any outstanding preferred shares and any other prior ranking shares.

Modifications

Modifications to the provisions attaching to the multiple voting shares as a class, or to the subordinate voting shares as a class, require: (i) the separate affirmative vote of two-thirds of the votes cast at meetings of the holders of the shares of each class; and (ii) the approval of any stock exchange upon which the subordinate voting shares are listed at such time, if required by the rules of such exchange.

No subdivision or consolidation of the multiple voting shares or of the subordinate voting shares may take place unless the shares of both classes are subdivided or consolidated at the same time in the same manner and proportion.

No rights to acquire additional shares or other securities or property of ours will be issued to holders of multiple voting shares or subordinate voting shares unless the same rights are issued at the same time to holders of shares of both classes.

Shareholder Approval

Pursuant to section 173 of the CBCA, we may, by special resolution of our shareholders, change the rights, privileges, restrictions or conditions in respect of the multiple voting shares. Shareholders are being asked to consider the special resolution approving the Amendment. The attributes of the multiple voting shares and subordinate voting shares following approval by the shareholders of the Amendment are set out in Schedule B. Notwithstanding the forgoing, the special resolution authorizes the Board to decide not to proceed with the Amendment without further shareholder approval.

Shareholders are urged to read this Management Proxy Circular, including the Schedules, in their entirety. The Board is unanimously recommending that shareholders (other than Sixty Two, Mr. Watsa and their respective associated entities and affiliated entities) vote FOR the special resolution to amend our Articles. Unless a shareholder indicates otherwise, the voting rights attached to the subordinate voting shares represented by the proxy given to our management will be voted FOR the special resolution.

Pursuant to section 176 of the CBCA, in order for the Amendment to be effective, the special resolution must be approved by at least two-thirds of the votes cast at the special meeting by all holders of multiple voting shares and subordinate voting shares present in person or represented by proxy, each voting separately as a class.

Minority Approval

We are a reporting issuer (or the equivalent) under applicable Canadian securities legislation and are, among other things, subject to applicable securities laws, including Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions ("MI 61-101"). MI 61-101 is intended to regulate certain transactions to ensure the protection and fair treatment of minority securityholders. The Amendment is a "related party transaction" under MI 61-101 because the

Amendment would have the effect of amending the terms of the multiple voting shares, which is a security of Fairfax beneficially owned or over which control or direction is exercised by Mr. Watsa (through Sixty Two), a related party of Fairfax. The Amendment is not subject to the formal valuation requirements of Section 5.4 of MI 61-101 as it is not a transaction described in paragraphs (a) through (g) of the definition of "related party transaction" in MI 61-101.

MI 61-101 requires that, in addition to any other required securityholder approval, a related party transaction be subject to "minority approval" (as defined in MI 61-101) of every class of "affected securities" of the issuer, in each case voting separately as a class. As such, the approval of the Amendment will require the affirmative vote of a simple majority of the votes cast by the holders of subordinate voting shares, excluding votes attaching to subordinate voting shares that are beneficially owned or over which control or direction is exercised by Mr. Watsa or Sixty Two and any "related party" of Mr. Watsa or Sixty Two within the meaning of MI 61-101 (subject to the exceptions set out therein) and any person acting jointly or in concert with the foregoing in respect of the Amendment.

In addition to the above requirements, the subordinate voting shares are "restricted securities" within the meaning of applicable Canadian securities law, particularly OSC Rule 56-501 — Restricted Shares ("Rule 56-501"). Accordingly, in order to distribute subordinate voting shares in the future in accordance with applicable Canadian securities law, the Amendment must be approved by a majority of the votes cast by all shareholders, other than our affiliates and control persons (as defined under applicable securities law).

Furthermore, pursuant to section 624(m) of the TSX Company Manual, increasing the number of votes attached to the multiple voting shares would constitute an amendment to security conditions that increases or maintains the percentage voting position of a holder of multiple voting shares. Accordingly, the rules of the TSX require the Amendment to be approved by a majority of the votes cast by all shareholders, other than votes attaching to securities beneficially owned by:

  (i)
  any person or company that beneficially owns, directly or indirectly, securities carrying more than 20% of the votes attaching to all our outstanding voting securities (and any associate, affiliate or insider of such person or company); and

  (ii)
  any person or company excluded by virtue of Rule 56-501.

In addition, the TSX has also advised that all officers and directors of Fairfax and their respective associates and affiliates must be excluded from voting on the Amendment for purposes of receiving minority approval.

Accordingly, pursuant to the requirements under the CBCA, MI 61-101, Rule 56-501 and the requirements of the TSX, in order for the Amendment to be approved, the special resolution must be approved by:

  (i)
  at least two-thirds of the votes cast at the special meeting by all holders of multiple voting shares present in person or represented by proxy, voting as a class;

  (ii)
  at least two-thirds of the votes cast at the special meeting by all holders of subordinate voting shares present in person or represented by proxy, voting as a class; and

  (iii)
  a majority of the votes cast by all shareholders, excluding, for the purpose of confirming that the requisite minority approval has been obtained, the votes attached to the following shares (the numbers shown below are those known to us, after reasonable inquiry): (i) 1,548,000 multiple voting shares and 310,988 subordinate voting shares beneficially owned or controlled by Mr. Watsa and Sixty Two, (ii) 86,252 subordinate voting shares held by directors and officers of Sixty Two (other than Mr. Watsa), (iii) 514,407 subordinate voting shares held by other affiliates of Fairfax (all of which are held to satisfy share-based payment awards granted to Fairfax group employees, pending the exercise or vesting of such awards), and (iv) 68,193 subordinate voting shares held by our directors, officers and 20% securityholders and their respective associates and affiliates (other than those described in (i), (ii) and (iii)).

To the best of our knowledge, after reasonable inquiry, there has been no prior valuation of Fairfax, our securities or our material assets in the 24 months prior to June 12, 2015. There has been no bona fide prior offer that relates to the subject matter of or is otherwise relevant to the Amendment, which offer was received by the issuer during the 24 months before June 12, 2015.

Dissent Rights under the CBCA

Any shareholder is entitled to be paid fair value for all, but not less than all, of such holder's shares in accordance with section 190 of the CBCA if the shareholder dissents to the special resolution and the Board elects to follow through on the proposed Amendment as set out in the special resolution.

A shareholder is not entitled to dissent with respect to the special resolution if the shareholder votes any of his or her shares in favour of the special resolution. To dissent, a shareholder must send a written objection to us at or before the special meeting. The execution or exercise of a proxy does not constitute a written objection for purposes of the CBCA.

A dissenting shareholder may only make a claim under section 190 of the CBCA with respect to all the shares held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder. If you are a Non-Registered Holder (as defined below), you will need to contact your broker or other intermediary who holds your shares on your behalf and make arrangements to either (a) register your shares in your name; or (b) make arrangements for the registered holder of your shares to exercise your dissent rights on your behalf.

Procedure for Dissent under the CBCA

The text of section 190 of the CBCA appears in Schedule D to this Management Proxy Circular. The following summary does not purport to provide comprehensive statements of the procedures to be followed by a dissenting shareholder under the CBCA. However, the CBCA requires adherence to the procedures established therein and failure to do so may result in the loss of all dissent rights. Accordingly, each shareholder who might desire to exercise dissent rights under the CBCA should carefully consider and comply with the provisions of these sections and consult his or her legal adviser.

A dissenting shareholder who seeks payment of the fair value of his or her shares is required to send to us a written objection to the special resolution that sets out the dissenting shareholder's intention to exercise his or her dissent rights, which must be received by us at or before the special meeting. Our address for such purpose is Suite 800, 95 Wellington Street West, Toronto, Ontario, Canada, M5J 2N7, Attention: Corporate Secretary. A vote against the special resolution or withholding votes does not constitute a written objection. Within 10 days after the special resolution is approved by shareholders, we must notify the dissenting shareholder that sent us a written objection in accordance with section 190 of the CBCA and that has not voted for the special resolution or withdrawn his or her objection. Such dissenting shareholder is then required, within 20 days after receipt of our notice (or if he does not receive such notice, within 20 days after he or she learns of the approval of the special resolution), to send us a written notice containing his or her name and address, the number of shares in respect of which he dissents (which must be all of his or her shares) and a demand for payment of the fair value of such shares (the "Demand for Payment Notice") and, within 30 days after sending the Demand for Payment Notice, to send to us the appropriate certificate or certificates representing such shares. If the proposal contemplated in the special resolution becomes effective, we are required to determine the fair value of the shares and to make a written offer to pay such amount to the dissenting shareholder. If such offer is not made to, or not accepted by, the shareholder within 50 days after the proposal in the special resolution becomes effective or such further period as a court may order, we may apply to the court to fix the fair value of such shares. There is no obligation on us to apply to the court. If we fail to make such an application to the court, a dissenting shareholder has the right to so apply to the court within a further 20 days or such further period as a court may order. If an application is made by either party, the dissenting shareholder will be entitled to be paid the amount fixed by the court. The fair value of the shares as determined for such purpose by a court will not necessarily be the same as, and could vary significantly from, the market value of such shares on the date of the special resolution.

Effect of Dissent

A shareholder who dissents and gives the Demand for Payment Notice will, as of the sending of such notice, cease to have any rights as a shareholder of Fairfax other than the right to be paid the fair value of the shareholder's shares as of the close of business on the day before the special resolution was adopted by the shareholders, unless such shareholder withdraws his or her dissent in accordance with section 190 of the CBCA or the amendment to our Articles is not proceeded with. The Board reserves the right, at its discretion, to refrain from submitting the special resolution to shareholders or to refrain from submitting the Articles of Amendment to the Director pursuant to the CBCA if the number of dissenting shareholders is considered too high, or if, for any other reason, the Board deems it is not in the best interests of Fairfax to follow through on the proposed Amendment of our Articles set out in the special resolution.

Events Subsequent to the Approval

Should the shareholders approve the special resolution in the manner described above, we will file the Articles of Amendment necessary to give effect to the proposed amendment promptly following the special meeting, unless the Board repeals the special resolution prior to filing the Articles of Amendment, which it may do in its sole discretion, including based on a consideration of the number of shares in respect of which dissent rights have been exercised.

If the Amendment is approved at the meeting, we currently expect that the Articles of Amendment will be filed on or about July 27, 2015.

Trading Price and Volume of Securities

All of the multiple voting shares are held by Sixty Two and such shares are not publicly traded. The subordinate voting shares are listed on the TSX under the symbol "FFH" and in U.S. dollars under the symbol "FFH.U". The following table sets forth, for the periods indicated, the market price ranges (expressed in Canadian dollars) and trading volumes of our subordinate voting shares on the TSX.

	TSX
Subordinate Voting Shares	High (Cdn$)	Low (Cdn$)	Volume
2014
December	620.54	582.30	776,565
2015
January	687.00	591.50	680,998
February	697.56	635.00	669,933
March	739.00	649.88	857,700
April	720.50	639.00	567,141
May	665.00	607.60	445,928
June 1 to 11	641.20	604.00	211,489

On June 11, 2015, the last full trading day prior to the date hereof, the closing price of the subordinate voting shares on the TSX was Cdn$630.74.

Ownership of Securities of Fairfax

To our knowledge, after reasonable inquiry, the following table sets forth, as at the date of this Management Proxy Circular, the number of securities of Fairfax beneficially owned, directly or indirectly, or over which control or direction is exercised, by each director and officer of Fairfax and their respective associates, each person or company who beneficially owns or exercises control or direction over more than 10% of any class of equity securities of Fairfax (and their respective associates and affiliates), and each person or company acting jointly or in concert with us.

Name	Relationship with Fairfax	No. of Multiple Voting Shares	% of Multiple Voting Shares	No. of Subordinate Voting Shares	% of Subordinate Voting Shares
Anthony F. Griffiths	Director	—	—	13,000	0.060%
Robert J. Gunn	Director	—	—	1,000	0.005%
Alan D. Horn	Director	—	—	500	0.002%
John R.V. Palmer	Director	—	—	240	0.001%
Timothy R. Price	Director	—	—	2,025	0.009%
Brandon W. Sweitzer	Director	—	—	1,785	0.008%
Benjamin P. Watsa	Director	—	—	530	0.002%
V. Prem Watsa	Director and Officer	1,548,000	100%	310,988	1.445%
David Bonham(1)	Officer	—	—	857	0.004%
Peter Clarke	Officer	—	—	1,401	0.007%
Jean Cloutier(2)	Officer	—	—	4,098	0.019%
Vinodh Loganadhan	Officer	—	—	2,803	0.013%
Bradley Martin	Officer	—	—	4,640	0.021%
Paul Rivett(3)	Officer	—	—	1,308	0.006%
Eric Salsberg(4)	Officer	—	—	86,952	0.404%
Ronald Schokking(5)	Officer	—	—	30,377	0.141%
John Varnell	Officer	—	—	2,929	0.014%

(1)
David Bonham also owns US$75,000 aggregate principal amount of 7.5% Senior Notes due August 19, 2019 (the "7.5% Notes"), representing 0.02%% of the outstanding aggregate principal amount of 7.5% Notes.
(2)
Jean Cloutier also owns 1,000 Preferred Shares, Series C, representing 0.02% of the outstanding Preferred Shares, Series C.
(3)
Paul Rivett also owns US$50,000 aggregate principal amount of 7.5% Notes, representing 0.01% of the outstanding aggregate principal amount of 7.5% Notes.
(4)
Eric Salsberg also owns (i) US$250,000 aggregate principal amount of 7.75% Senior Notes due July 15, 2037 (the "7.75 Notes"), representing 0.27% of the outstanding aggregate principal amount of 7.75% Notes, and (ii) US$325,000 aggregate principal amount of 8.3% Senior Notes due April 15, 2026 (the "8.3 Notes"), representing 0.35% of the outstanding aggregate principal amount of 8.3% Notes.
(5)
Ronald Schokking also owns US$100,000 aggregate principal amount of 7.5% Notes, representing 0.03% of the outstanding aggregate principal amount of 7.5% Notes.

As of June 12, 2015, our directors and officers and their associates and affiliates, as a group, beneficially owned, directly and indirectly, or exercised control or direction over, an aggregate of 465,433 subordinate voting shares, representing 2.2% of the outstanding subordinate voting shares. Each of our directors and officers intend to vote in favour of the Amendment in respect of any shareholder vote in which they are entitled, by applicable Canadian securities law, to participate.

Commitments to Acquire Securities

We currently have no commitments to purchase any of our securities. Under our normal course issuer bid on the TSX, we may acquire, in the 12-month period commencing on September 26, 2014 and ending on September 25, 2015, up to 800,000 subordinate voting shares, 999,900 Series C preferred shares, 800,000 Series E preferred shares, 1,000,000 Series G preferred shares, 1,200,000 Series I preferred shares and 950,000 Series K preferred shares. Potential purchases will be made by us through the facilities of the TSX and in accordance with applicable regulatory requirements. The price which we will pay for any subordinate voting shares or preferred shares, as the case may be, will be the market price of such subordinate voting shares or preferred shares, as the case may be, at the time of acquisition. Pursuant to TSX rules, we may purchase on the TSX during any trading day up to 12,907 subordinate voting shares, 3,258 Series C preferred shares, 2,140 Series E preferred shares, 2,723 Series G preferred shares, 2,960 Series I preferred shares and 2,240 Series K preferred shares. This limitation does not apply to purchases made pursuant to block purchase exemptions. We are not obligated to make any purchases pursuant to our normal course issuer bid.

Previous Purchases and Distributions of Securities

Previous Purchases:    During the 12 months preceding the date hereof, we did not repurchase for cancellation any subordinate voting shares under the terms of our normal course issuer bid. However, during the past 12 months, we repurchased 8 subordinate voting shares for cancellation from former employees and repurchased for treasury 120,002 subordinate voting shares for use as share-based payment awards.

During the 12 months preceding the date hereof, we repurchased the following preferred shares under the terms of our normal course issuer bid:

Series of Preferred Shares	No. of Preferred Shares	Weighted Average Price Per Share
Series E	298,057	Cdn$17.50

Previous Distributions:    During the five years preceding the date hereof, we have made the following distributions of equity securities:

  •
  On April 10, 2015, in connection with the initial public offering of Cara Operations Limited, we issued an aggregate of 19,294 subordinate voting shares to Rothschild Holdings Limited and Nicholas Perpick, on a private placement basis, in exchange for 1,698,902 common shares of Cara Operations Limited, of which we currently hold a 52.6% voting interest and a 40.7% economic interest.

  •
  On March 3, 2015, we completed a public offering of 1,150,000 subordinate voting shares at a price of Cdn$650.00 per share for gross proceeds of Cdn$747,500,000.

  •
  On November 15, 2013, we completed a public offering of 1,000,000 subordinate voting shares at a price of Cdn$431.00 per share for gross proceeds of Cdn$431,000,000.

Dividend Policy

The declaration and payment of dividends are at the sole discretion of our Board and depend on, among other things, our financial condition, general business conditions, legal restrictions regarding the payment of dividends by us and other factors which our Board may in the future consider to be relevant. As a holding company with no direct operations, we rely on cash dividends and other payments from our subsidiaries and our own cash balances to pay dividends to our shareholders.

We have declared the following dividends during the previous two years on our subordinate voting shares and multiple voting shares:

  •
  On January 5, 2015, we declared a dividend of US$10.00 per multiple voting share and subordinate voting share, payable on January 20, 2015.

  •
  On January 3, 2014, we declared a dividend of US$10.00 per multiple voting share and subordinate voting share, payable on January 28, 2014.

Dividends of Cdn$1.4375 per Series C preferred share were paid to holders of our Series C preferred shares during each of 2013 and 2014. Dividends of Cdn$0.286125 per Series C preferred share have, to date, been paid to holders of our Series C preferred shares in respect of 2015.

3,983,616 Series D preferred shares were issued upon conversion by certain holders of Series C preferred shares effective December 31, 2014. Dividends of Cdn$0.25212 per Series D preferred share have, to date, been paid to holders of our Series D preferred shares in respect of 2015.

Dividends of Cdn$1.1875 per Series E preferred share were paid to holders of our Series E preferred shares during each of 2013 and 2014. Dividends of Cdn$0.296875 per Series E preferred share have, to date, been paid to holders of our Series E preferred shares in respect of 2015.

Dividends of Cdn$1.25 per Series G preferred share were paid to holders of our Series G preferred shares during each of 2013 and 2014. Dividends of Cdn$0.3125 per Series G preferred share have, to date, been paid to holders of our Series G preferred shares in respect of 2015.

Dividends of Cdn$1.25 per Series I preferred share were paid to holders of our Series I preferred shares during each of 2013 and 2014. Dividends of Cdn$0.3125 per Series I preferred share have, to date, been paid to holders of our Series I preferred shares in respect of 2015.

Dividends of Cdn$0.97089 and Cdn$1.25 per Series K preferred share were paid to holders of our Series K preferred shares during each of 2013 and 2014, respectively. Dividends of Cdn$0.3125 per Series K preferred share have, to date, been paid to holders of our Series K preferred shares in respect of 2015.

Majority Voting Policy

The Board has adopted a majority voting policy to reflect certain changes required by the TSX for all TSX-listed issuers. Consequently, the majority voting policy for uncontested elections of directors is as follows: If any proposed nominee as a director receives more "withhold" than "for" votes, the proposed director will immediately tender his or her resignation to the Chairman, to be effective when accepted by the Board. The Governance and Nominating Committee will consider the director's offer to resign and make a recommendation to the Board as to whether to accept it (it being anticipated that the Board will accept any such resignation absent exceptional circumstances). The Board will have 90 days from the date of the annual meeting to make and publicly disclose its decision. In conjunction with the Amendment, as requested by the Special Committee, the majority voting policy will also be amended to require the Governance and Nominating Committee, when considering the nomination of an independent director for re-election to the Board at any annual meeting, to take into account, among other things, whether or not a majority of the votes cast with respect to such director at the previous annual meeting, excluding such votes attached to the multiple voting shares, were votes "for" the election of such director. In addition, and as requested by the Special Committee, all reports of voting results will disclose (i) the aggregate number of votes attached to all subordinate voting shares and multiple voting shares, voting together, voted "for" and "withheld" from voting in respect of each director nominee, and (ii) of the total number of votes in (i), the total number of votes attached to the multiple voting shares, as a class, voted "for" and "withheld" from voting in respect of each director nominee.

Material Changes in the Affairs of Fairfax and Other Material Facts

Except as described or referred to herein, we are not aware of any material fact concerning the securities or any other matter not previously generally disclosed and known to us which would reasonably be expected to affect the decision of shareholders to accept or reject the Amendment to our Articles. We regularly review acquisition and disposition opportunities in the ordinary course of business. Except as described or referred to herein or as otherwise publicly disclosed, we have no current plans or proposals to make any material change in our business, corporate structure, management or personnel.

Recent Developments

We disclosed in the notes to our interim consolidated financial statements for the three months ended March 31, 2015 that the Autorité des marchés financiers, the securities regulatory authority in the Province of Quebec (the "AMF"), is conducting an investigation of Fairfax, Mr. Watsa, and our President, Paul Rivett. The investigation concerns the possibility of illegal insider trading and/or tipping (not involving any personal trading by the individuals) in connection with the December 15, 2011 takeover offer by Resolute Forest Products Inc. ("Resolute") for shares of Fibrek Inc. ("Fibrek"). Except as set out below, further details concerning the investigation are, by law, not permitted to be disclosed.

The AMF has authorized Fairfax to make the above-mentioned disclosure. Fairfax and its management are solely responsible for the content of the disclosure set out in the three following paragraphs; the AMF has not in any way endorsed that content.

Resolute's above-mentioned takeover offer was made to all Fibrek shareholders, including Fairfax. Fairfax agreed in that transaction to a hard lock-up agreement with Resolute whereby Fairfax agreed to tender its shares of Fibrek, representing approximately 26% of Fibrek's outstanding shares, to the Resolute takeover offer at the same price as all other Fibrek shareholders. At the time of the Resolute takeover offer for Fibrek, Fairfax's position in Fibrek was valued at approximately Cdn$32 million, representing less than 1/6 of 1% of Fairfax's total invested assets at that time.

Fibrek actively opposed the Resolute takeover offer. In 2012, the Fibrek transaction was the subject of numerous regulatory hearings in Quebec and court proceedings relating to Fibrek's anti-takeover tactics and the hard lock-ups given by various selling shareholders, including Fairfax. Allegations were made in those hearings concerning the possibility of non-compliance with the takeover bid rules. Resolute's takeover offer was allowed to proceed and resulted in Resolute acquiring Fibrek.

Fairfax has an unblemished record for honesty and integrity and is fully cooperating with the AMF's investigation. Fairfax continues to be confident that in connection with the Resolute takeover offer, it had no material non-public information, that it did not engage in illegal insider trading or tipping, and that there is no reasonable basis for any proceedings in this connection. However, if the AMF commences legal proceedings, no assurance can be given at this time by Fairfax as to the outcome.

Solicitation of Proxies

Our management is soliciting the enclosed proxy for use at the special meeting of shareholders to be held on July 21, 2015 and at any adjournment or postponement thereof. We will bear the cost of soliciting proxies. We will reimburse brokers, custodians, nominees and other fiduciaries for their reasonable charges and expenses incurred in forwarding proxy material to beneficial owners of shares. In addition to solicitation by mail, certain of our officers and employees may solicit proxies personally or by a means of telecommunication. These persons will receive no compensation beyond their regular salaries for so doing.

Provisions Relating to Proxies

A properly executed proxy delivered to our transfer agent, Valiant Trust Company, at Proxy Department, P.O. Box 34, Suite 710, The Exchange Tower, 130 King Street West, Toronto, Canada M5X 1A9 (if delivered by mail); at Suite 710, The Exchange Tower, 130 King Street West, Toronto, Canada M5X 1A9 (if delivered by hand); at (416) 360-1646 or (855) 375-6916 (if delivered by fax); or online at https://proxy.valianttrust.com, so that it is received before 12:00 noon (Toronto time) on July 17, 2015 (or, in the event of an adjournment or postponement, the last business day prior to the adjourned or postponed meeting); or to the chairman or secretary of the special meeting for which the proxy is given before the time of voting, will be voted or withheld from voting, as appropriate, at the special meeting and, if a choice is specified in respect of any matter to be acted upon, will be voted or withheld from voting in accordance with the direction given. In the absence of such direction, such proxy will be voted for the proposed Amendment to our Articles as described above.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments to or variations of matters identified in the notice of meeting and with respect to other matters which may properly come before the special meeting. At the date of this Management Proxy Circular, our management knows of no such amendments, variations or other matters.

The persons named in the enclosed proxy are two of our officers or directors. If you wish to appoint some other person to represent you at the special meeting, you may do so either by inserting such other person's name in the blank space provided in the enclosed proxy or by completing another form of proxy. Such other person need not be a shareholder.

Under governing law, only registered holders of our subordinate voting shares and multiple voting shares, or the persons they appoint as their proxies, are permitted to attend and vote at the special meeting. However, in many cases, our subordinate voting shares beneficially owned by a holder (a "Non-Registered Holder") are registered either:

  (a)
  in the name of an intermediary that the Non-Registered Holder deals with in respect of the shares, such as, among others, banks, trust companies, securities dealers, brokers, or trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

  (b)
  in the name of a depository (such as CDS Clearing and Depository Services Inc. or Depository Trust Company).

In accordance with Canadian securities law, we are distributing copies of the notice of meeting, this Management Proxy Circular and the form of proxy (collectively, the "meeting materials") to the depositories and intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, intermediaries will use service companies to forward the meeting materials to Non-Registered Holders. Non-Registered Holders who have not waived the right to receive meeting materials will:

  A.
  be given a proxy which has already been signed by the intermediary (typically by a facsimile, stamped signature) which is restricted to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. This form of proxy need not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it as described above; or

  B.
  more typically, receive, as part of the meeting materials, a voting instruction form which must be completed, signed and delivered by the Non-Registered Holder in accordance with the directions on the voting instruction form (which may in some cases permit the completion of the voting instruction form by telephone or through the Internet).

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the shares they beneficially own. Should a Non-Registered Holder who receives either a proxy or a voting instruction form wish to attend and vote at the special meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form. In either case, Non-Registered Holders should carefully follow the instructions of their intermediaries and their service companies.

If you have given a proxy, you may revoke it by an instrument in writing executed by you or by your attorney authorized in writing or, if you are a corporation, under your corporate seal or by an officer or attorney duly authorized, and deposited either at our head office at any time up to and including the last business day preceding the day of the special meeting, or any adjournment or postponement thereof, at which the proxy is to be used or with the chairman or secretary of the meeting on the day of the special meeting or any adjournment or postponement thereof.

A Non-Registered Holder may revoke a voting instruction form or a waiver of the right to receive meeting materials and to vote given to an intermediary at any time by written notice to the intermediary, except that an intermediary is not required to act on a revocation of voting instruction form or of a waiver of the right to receive materials and to vote that is not received by the intermediary at least seven days prior to the special meeting.

Interest of Certain Persons in Matters to be Acted Upon

Other than Mr. Watsa and Sixty Two, as the beneficial owners of our multiple voting shares as described elsewhere in this Management Proxy Circular, and Mr. Benjamin P. Watsa, as a member of the Watsa family, none of our directors or executive officers, nor any person who has held such a position since the beginning of our most recently completed financial year, nor any of their respective associates or affiliates, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the special meeting.

Interest of Management and Others in Material Transactions

During the three-year period ending December 31, 2014 and during the current financial year up to the date hereof, none of our directors, executive officers, 10 percent shareholders or any of their associates or affiliates had a material interest in any transaction that has materially affected or will materially affect us on a consolidated basis.

Fees and Expenses

We have incurred fees and expenses of approximately Cdn$2.2 million in connection with the Amendment and expect to incur approximately an additional Cdn$300,000 of fees and expenses following the date of this Management Proxy Circular. Such fees and expenses include filing fees, legal and financial advisory fees and printing, mailing and meeting fees and expenses. Such fees and expenses will be paid by Fairfax from available cash on hand.

No consideration will be offered to holders of multiple voting shares or subordinate voting shares in connection with the approval of the Amendment by special resolution at the special meeting.

Auditor

PricewaterhouseCoopers LLP (formerly Coopers & Lybrand) is our auditor and has been our auditor since 1974.

Additional Information

Additional information relating to us is available on www.sedar.com under our name, Fairfax Financial Holdings Limited. Financial information is provided in our consolidated financial statements and management's discussion and analysis ("MD&A") for our most recently completed financial year ended December 31, 2014 and the three months ended March 31, 2015. Copies of our financial statements and MD&A can also be obtained from our Corporate Secretary by contacting the Corporate Secretary at Suite 800, 95 Wellington Street West, Toronto, Ontario, Canada M5J 2N7. Copies of such documents will be provided to shareholders free of charge.

Approval

Our Board has approved the contents of this Management Proxy Circular and the sending thereof to our shareholders.

By Order of the Board,
Dated June 12, 2015	Eric P. Salsberg Vice President, Corporate Affairs and Corporate Secretary

Fairfax Financial Holdings Limited
95 Wellington Street West, Suite 800, Toronto, Canada M5J 2N7

 Schedule A

Special Resolution Approving Amendment to the Articles of Fairfax

A-1

 SPECIAL RESOLUTION TO AMEND THE ARTICLES

RESOLVED AS A SPECIAL RESOLUTION THAT:

1.
The articles of Fairfax Financial Holdings Limited (the "Corporation") be amended by deleting in their entirety the rights, privileges, restrictions and conditions attaching to the multiple voting shares and subordinate voting shares of the Corporation and replacing them with the rights, privileges, restrictions and conditions as set out in Schedule B to the Management Proxy Circular;

2.
Any one officer or director of the Corporation be and is hereby authorized and directed, for and on behalf of the Corporation, to execute and deliver or file such documents and instruments and to do all such other acts and things as are required or as such officer or director, in his sole discretion, may deem necessary to give full effect to or carry out the provisions of the above resolution; and

3.
The board of directors of the Corporation may, in its sole discretion, decide not to act on this resolution.

A-2

 Schedule B

Share Attributes

 RIGHTS, PRIVILEGES, RESTRICTIONS AND CONDITIONS
ATTACHED TO THE MULTIPLE VOTING SHARES AND SUBORDINATE VOTING SHARES

A.
The Multiple Voting Shares and the Subordinate Voting Shares shall have the following rights, privileges, restrictions and conditions:

1.    Dividends

  The Multiple Voting Shares and the Subordinate Voting Shares shall participate equally with each other as to dividends, and all dividends on such shares which the directors may determine to declare and pay in respect of any fiscal year of the Corporation shall be declared and paid in equal amounts per share and at the same time on all the Multiple Voting Shares and Subordinate Voting Shares at the time outstanding, without preference or distinction.

2.    Voting Rights

  (a)
  For the purposes of this clause (2):

    "Current Major Shareholders" means any of The Sixty Two Investment Company Limited and any subsidiary in respect of which The Sixty Two Investment Company Limited owns shares entitled to at least 75% of the equity of such subsidiary and carrying at least 75% of the voting rights attaching to all the outstanding shares of such subsidiary;

    "Permitted Transactions" means, with respect to any particular issuer: i) any issue of securities of the particular issuer to persons who are holders of securities of the particular issuer at the time of the issue (provided that such holders of securities did not become such holders for the purpose of participating in such an issue); ii) any disposition of securities of the particular issuer by the holder thereof to his or her spouse or issue or the spouses of such issue or to the legal personal representatives of any of the foregoing persons, including the holder, or to any trust of which all of the beneficiaries are any one or more of the foregoing persons, including the holder, or to any corporation of which shares entitled to at least 75% of the equity of such corporation and carrying at least 75% of the voting rights attaching to all the outstanding shares of such corporation are owned directly or indirectly, through a trust or otherwise, by or for the benefit of any one or more of the foregoing persons, including the holder; and iii) any issue or disposition of securities of the particular issuer which does not materially affect control of any Current Major Shareholder or any Subsequent Major Shareholder;

    "Qualifying Shareholding" means 1,548,000 Multiple Voting Shares;

    "Relevant Person" means, in respect of a holder of Multiple Voting Shares, (i) a person or a member of a group of persons who are acting jointly or in concert, where the person or group exercises control or direction over more than 50% of the aggregate number of votes attached to all shares of the holder or otherwise entitled to elect a majority of the directors of the holder, either directly or indirectly through one or more corporations, partnerships or trusts, (ii) a corporation, partnership or trust in the chain of ownership between a person in (i) above and such holder, (iii) a partner of a partnership or a beneficiary, settlor or trustee (other than a trustee that is, or is a subsidiary of, a public corporation) of a trust that is a holder or that is referred to above, and (iv) a person (other than the Corporation) or partnership that does not deal at arm's length (for purposes of the Tax Act) with the holder or any of the foregoing, in each case determined without regard to shares held by or through the Corporation;

    "Subsequent Major Shareholders" means any person or group of persons who are acting jointly or in concert with respect to the affairs of the Corporation (including any subsidiary of any such persons in respect of which any of such persons owns shares entitled to at least 75% of the equity of such subsidiary and carrying at least 75% of the voting rights attaching to all the outstanding shares of such subsidiary) and who have become the owners of at least the Qualifying Shareholding contemporaneously with the Current Major Shareholders ceasing to own at least the Qualifying Shareholding;

    "Tax Act" means the Income Tax Act (Canada); and

    "Transfer Date" means the first date on which Subsequent Major Shareholders become the owners of at least the Qualifying Shareholding.

  (b)
  Each holder of Multiple Voting Shares and each holder of Subordinate Voting Shares shall be entitled to receive notice of and to attend all meetings of shareholders of the Corporation, except meetings at which only holders of another particular class or series shall have the right to vote. At each such meeting, the holders of the Multiple Voting Shares shall be entitled to 50 votes for each Multiple Voting Share held, subject to the provisions of this clause (2) and clause (5), and the holders of the Subordinate Voting Shares shall be entitled to 1 vote for each Subordinate Voting Share held.

  (c)
  The number of votes carried by the Multiple Voting Shares shall be automatically and permanently reduced to 1 vote per share on the first date on which any of the following circumstances exist:

  (i)
  neither Current Major Shareholders nor Subsequent Major Shareholders own at least the Qualifying Shareholding;

  (ii)
  Subsequent Major Shareholders did not, on or before the Transfer Date, make an unconditional offer to all the holders of Subordinate Voting Shares (other than the Subsequent Major Shareholders) to purchase all of the Subordinate Voting Shares held by them for a consideration per share at least equal to the value of the highest consideration paid on or before the Transfer Date or agreed on or before the Transfer Date to be paid by any of the Subsequent Major Shareholders for any Multiple Voting Share;

  (iii)
  there has occurred after July 1, 1986, at a time when Current Major Shareholders own at least the Qualifying Shareholding:

  (1)
  any issue or disposition of securities of any issuer, other than Permitted Transactions, or

  (2)
  any acquisition, reorganization, recapitalization, redemption, reclassification, exchange, consolidation, amalgamation, arrangement, merger or other transaction materially affecting control of any such issuer or Current Major Shareholder, other than Permitted Transactions, which has resulted in effective control of any Current Major Shareholder being acquired by any person or group of persons who are acting jointly or in concert with respect to the affairs of such issuer or such Current Major Shareholder and who did not have effective control prior to such occurrence, and upon or at any time after such occurrence, Current Major Shareholders with respect to which there has been no such occurrence since July 1, 1986 do not continue to own at least the Qualifying Shareholding. For the purpose of the foregoing sentence, if a Current Major Shareholder with respect to which there has been no such occurrence acquires Multiple Voting Shares within 60 days after any such occurrence, it shall be deemed to have owned such shares at the time of such occurrence; or

    (iv)
    there exists the situation which would have been described in (iii) above if the word "Current" had been replaced throughout with the word "Subsequent".

  (d)
  The number of votes carried by the Multiple Voting Shares shall be automatically reduced to 1 vote per share at any meeting of shareholders if the weighted average trading price of the Subordinate Voting Shares, during any period of 30 consecutive trading days during the three month period ending ten days prior to the date that notice of such meeting is mailed to shareholders is, in the principal trading market of the Subordinate Voting Shares, less than the Minimum Market Price per share. In the preceding sentence, the Minimum Market Price means $4.00, provided that if any adjustment to the Conversion Price (as defined in the rights, privileges, restrictions and conditions attaching to the Series 1 Preferred Shares) would be required to be made pursuant to such rights, privileges, restrictions and conditions at any time or from time to time were any Series 1 Preferred Shares outstanding, a proportionate adjustment shall be made to the then existing Minimum Market Price.

  (e)
  Notwithstanding any other provision of these share conditions, the aggregate number of votes attached to all of the outstanding Multiple Voting Shares at any particular time shall be limited to represent at such time no more than the least of: (i) such number of votes that equals 41.8% of the aggregate number of votes (calculated after giving effect to such limitation) attached to all of the issued and outstanding Multiple Voting Shares and Subordinate Voting Shares, (ii) such number of votes that, together with the number of votes attached to all Subordinate Voting Shares and any other voting shares of the Corporation beneficially owned by holders of Multiple Voting Shares and all other Relevant Persons in respect of such holders or over which such holders or Relevant Persons exercise control or direction, equals, in the aggregate, 49.9% of the aggregate number of votes (calculated after giving effect to such limitation) attached to all of the issued and outstanding Multiple Voting Shares, Subordinate Voting Shares and any other voting shares of the Corporation, and (iii) one less than such number of votes that would result in the Corporation being considered to be controlled by a person or partnership or group of persons or partnerships for purposes of the Tax Act, provided that the Multiple Voting Shares shall at no time be entitled to less than 1 vote per share.

3.    Business Combination

  (a)
  For the purposes of this clause (3):

    "Business Combination" means an amalgamation, arrangement, consolidation, exchange, merger or other business combination requiring the approval of the Corporation's shareholders entitled to vote thereon.

  (b)
  In the event of a Business Combination, other than a Pro Rata Transaction (as defined in clause (4) below), the holders of the Subordinate Voting Shares shall have the right to receive, or the right to elect to receive, the same form of consideration, if any, as the holders of the Multiple Voting Shares and the holders of the Subordinate Voting Shares shall have the right to receive, or the right to elect to receive, an amount of consideration at least equal to the value of the highest consideration, if any, on a per share basis as the holders of the Multiple Voting Shares are entitled to receive or elect to receive.

4.    Multiple Voting Share Transaction

  (a)
  For the purposes of this clause (4):

    "Multiple Voting Share Transaction" means an acquisition, redemption, reorganization, recapitalization, reclassification, issuer bid, exchange, consolidation, amalgamation, arrangement, merger or other transaction which would have the effect of, directly or indirectly, cancelling or otherwise eliminating any or all of the outstanding Multiple Voting Shares, or consolidating or collapsing the Multiple Voting Shares and the Subordinate Voting Shares into a single class of outstanding voting equity securities, but does not include a Pro Rata Transaction.

    "Pro Rata Transaction" means (i) a consolidation of Multiple Voting Shares into a lesser number of Multiple Voting Shares simultaneously with the consolidation of Subordinate Voting Shares on the same basis into a lesser number of Subordinate Voting Shares; or (ii) a reorganization of the Corporation pursuant to which the Current Major Shareholders or Subsequent Major Shareholders and the holders of Subordinate Voting Shares are entitled to receive securities in the capital of the Corporation or a successor entity on a pro rata basis in exchange for all Multiple Voting Shares and all Subordinate Voting Shares held; provided, however, that, in the case of the Current Major Shareholders or Subsequent Major Shareholders, such entitlement is not greater than the entitlement of the general body of holders of Subordinate Voting Shares pursuant to such reorganization in relation to the voting and financial participating interests in the Corporation represented by the Multiple Voting Shares and Subordinate Voting Shares, respectively.

  (b)
  In the event of a Multiple Voting Share Transaction, the Current Major Shareholders or the Subsequent Major Shareholders, as the case may be, shall in consideration for each Multiple Voting Share, pursuant to such Multiple Voting Share Transaction, only receive one Subordinate Voting Share. For greater certainty, the Current Major Shareholders or the Subsequent Major Shareholders, as the case may be, shall not be entitled to receive, directly or indirectly, any economic premium, additional payment or collateral benefit (as defined in Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions as in effect on    •    , 2015 [The

    effective date of these articles of amendment to be inserted.], provided that for purposes of clause (a) of such definition, the Multiple Voting Shares and Subordinate Voting Shares shall be considered a single class) in connection therewith.

5.    Shareholder Ratification

  (a)
  For the purposes of this clause (5):

    "Commencement Date" means, subject to subclauses 5(e) and (f), (i)     •    , 2015 [The effective date of these articles of amendment to be inserted.], (ii) following the completion of the first Five Year Term, January 1, 2021, and (iii) thereafter, each January 1 immediately following the fifth December 31 occurring after a Commencement Date;

    "Five Year Term" means, subject to subclauses 5(e) and (f), (i) the period commencing on    •    , 2015 [The effective date of these articles of amendment to be inserted.] and ending on December 31, 2020, and (ii) thereafter, the period commencing on a Commencement Date and ending on the fifth December 31 occurring after that Commencement Date;

    "Independent Directors" means, at the relevant time of reference, the members of the board of directors of the Corporation who have been determined by the board of directors of the Corporation to be independent within the meaning of applicable securities legislation;

    "Ratification Resolution" means a shareholder resolution ratifying the Multiple Voting Shares continuing to have 50 votes per share, and approval of a Ratification Resolution means approval by a simple majority of the votes cast by minority holders of Subordinate Voting Shares, voting separately as a class; and in determining the simple majority of the minority approval for a Ratification Resolution, the Corporation shall exclude the votes attached to the Subordinate Voting Shares that, to the knowledge of the Corporation, or its directors or senior officers, after reasonable inquiry, are beneficially owned, or over which control or direction is exercised, by (i) the Current Major Shareholders or Subsequent Major Shareholders, (ii) any associate, insider or affiliate (as defined in the Securities Act (Ontario)) of any person or company referred to in (i); (iii) any affiliate of the Corporation; and (iv) the officers and directors of the Corporation and their associates (as defined in the Securities Act (Ontario)); and

    "Ratification Vote" means a shareholder vote held pursuant to this clause (5) at an annual meeting of shareholders of the Corporation to consider and, if deemed advisable, approve a Ratification Resolution.

  (b)
  If the aggregate number of all issued and outstanding Multiple Voting Shares and Subordinate Voting Shares on the last day of any Five Year Term is greater than 125% of the aggregate number of all issued and outstanding Multiple Voting Shares and Subordinate Voting Shares on the Commencement Date of such Five Year Term, then the Corporation shall hold a Ratification Vote at the next annual meeting of shareholders of the Corporation immediately following the end of such Five Year Term.

  (c)
  Where a Ratification Vote was not required to be held in respect of an immediately preceding Five Year Term, if the aggregate number of all issued and outstanding Multiple Voting Shares and Subordinate Voting Shares on the last day of a current Five Year Term is greater than 125% of the aggregate number of all issued and outstanding Multiple Voting Shares and Subordinate Voting Shares on the Commencement Date of the most recent Five Year Term during which a Ratification Vote was held (or if a Ratification Vote has never been held, on     •    , 2015 [The effective date of these articles of amendment to be inserted.]), then the Corporation shall hold a Ratification Vote at the next annual meeting of shareholders of the Corporation immediately following the end of such current Five Year Term.

  (d)
  Where a Ratification Vote was not required to be held in respect of an immediately preceding Five Year Term, if the aggregate number of all issued and outstanding Multiple Voting Shares and Subordinate Voting Shares on the last day of any calendar year within the current Five Year Term (the "Acceleration Date") is greater than 150% of the aggregate number of all issued and outstanding Multiple Voting Shares and Subordinate Voting Shares on the Commencement Date of the most recent Five Year Term during which a Ratification Vote was held (or if a Ratification Vote has never been held, on    •    , 2015 [The effective date of these articles of amendment to be inserted.]), then the Corporation shall hold a Ratification Vote at the next annual meeting of shareholders of the Corporation immediately following the Acceleration Date.

  (e)
  The Corporation may, upon approval by the board of directors of the Corporation, including the approval of at least two-thirds of the Independent Directors, elect to hold a Ratification Vote prior to the expiry of the then current Five Year Term.

  (f)
  Where a Ratification Vote is held and a Ratification Resolution is approved thereat pursuant to subclauses 5(d) or 5(e), thereafter a Commencement Date shall mean and be deemed to mean January 1 of the calendar year during which the Ratification Vote was held and each January 1 immediately following the fifth December 31 occurring after a Commencement Date; provided that if a Ratification Resolution is approved pursuant to subclause 5(e) at a meeting of shareholders at which shareholders approve a specific proposed issuance of Subordinate Voting Shares, any Subordinate Voting Shares issued pursuant to such approval shall be deemed to have been outstanding as of the first such Commencement Date for purposes of subclauses 5(b), (c) and (d) if the text of the Ratification Resolution so provides.

  (g)
  Where a Ratification Vote is held and a Ratification Resolution is not approved, or where at an annual meeting of shareholders a Ratification Vote was required to be held but was not held, immediately thereafter and without further act or formality, (i) the number of votes attached to each Multiple Voting Share shall equal that number of votes (which may include a fraction) such that the aggregate number of votes attached to all of the issued and outstanding Multiple Voting Shares as of the date of such Ratification Vote or such failure to hold a Ratification Vote represents the same percentage of the aggregate number of votes attached to all of the issued and outstanding Multiple Voting Shares and Subordinate Voting Shares as was the case immediately prior to such Ratification Vote (including giving effect to any limitation in subclause 2(e)(i) but not any limitation in subclauses 2(e)(ii) or (iii)); (ii) the limitation in subclause 2(e)(i) shall cease to apply; and (iii) the provisions of this clause (5) shall cease to apply and no further Ratification Votes will be required. For greater certainty, all other provisions of these share conditions shall continue to apply following such Ratification Vote or such failure to hold a Ratification Vote, including the limitations in subclauses 2(e)(ii) and (iii).

  (h)
  The provisions of this clause (5) and the limitation in subclause 2(e)(i) shall cease to apply on the first date on which the number of votes attached to all of the issued and outstanding Multiple Voting Shares (without giving effect to any limitation in subclause 2(e) or any temporary reduction pursuant to subclause 2(d)) is equal to less than 41.8% of the aggregate number of votes attached to all of the issued and outstanding Multiple Voting Shares and Subordinate Voting Shares.

6.    Restrictions on Creation and Issue of Voting Shares

  The Corporation shall not create any class of shares or any additional series of Preferred Shares carrying the right to vote (except in circumstances involving arrears of dividends or except as required by law) or increase the number of authorised Series 1 Preferred Shares or Series 2 Preferred Shares without the prior approval of not less than two-thirds of the votes cast by the holders of the Subordinate Voting Shares at a meeting of the holders of such shares. In addition, the Corporation shall not issue any additional Multiple Voting Shares.

7.    Conversion Right attaching to the Multiple Voting Shares

  Each holder of Multiple Voting Shares shall be entitled at his or her option at any time and from time to time to have all or any part of the Multiple Voting Shares held by him or her converted into Subordinate Voting Shares on the basis of one Subordinate Voting Share for each Multiple Voting Share in respect of which the conversion right is exercised. The conversion right provided for in this clause (7) may be exercised by notice in writing given to the transfer agent for the Subordinate Voting Shares accompanied by the certificate representing the Multiple Voting Shares in respect of which the holder desires to exercise such right of conversion, and such notice shall be executed by the person registered on the books of the Corporation as the holder of the Multiple Voting Shares or by his or her duly authorised attorney and shall specify the number of Multiple Voting Shares which the holder desires to have converted. The holder shall pay any governmental or other tax imposed on or in respect of such conversion. Upon receipt by the transfer agent of such notice and certificate, the Corporation shall issue or cause to be issued to the holder a certificate representing fully paid Subordinate Voting Shares on the basis prescribed above and in accordance with the provisions hereof. If less than all of the Multiple Voting Shares represented by any certificate are to be converted, the holder shall be entitled to receive a new certificate representing in the aggregate the number of Multiple Voting Shares represented by the original certificate which are not to be converted.

8.    Subdivision and Consolidation

  Neither the Multiple Voting Shares nor the Subordinate Voting Shares shall be increased in number by reason of being subdivided, nor decreased in number by reason of being consolidated, unless contemporaneously therewith the shares of the other class are subdivided or consolidated in the same proportion and in the same manner.

9.    Additional Issue

  The Corporation shall not grant rights to holders of Multiple Voting Shares or Subordinate Voting Shares to acquire additional shares or other securities or property of the Corporation unless the same rights are concurrently given to holders of the other class of shares.

10.  Modification

  The provisions attaching to the Multiple Voting Shares as a class, or to the Subordinate Voting Shares as a class, shall not be added to, removed or changed unless the addition, removal or change is first approved by: (i) the holders of the shares of each class, either by the vote of two-thirds of the votes cast at a meeting of the holders of such class or by an instrument or instruments in writing signed by the holders of all the outstanding shares of such class, and (ii) any stock exchange upon which the Subordinate Voting Shares are listed at such time, if required by the rules of such exchange.

11.  Rights on Liquidation

  Subject to the prior rights of the Preferred Shares and any other shares ranking prior to the Multiple Voting Shares and Subordinate Voting Shares, in the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, the property or assets available for distribution shall be paid or distributed equally, share for share, to the holders of the Multiple Voting Shares and the Subordinate Voting Shares, without preference or distinction.

 Schedule C

Governance Agreement

THIS AGREEMENT ("Agreement") made as of    •    , 201    •    .

BETWEEN:

    FAIRFAX FINANCIAL HOLDINGS LIMITED, a corporation governed by the Canada Business Corporations Act (the "Corporation")

— and —

    THE SIXTY TWO INVESTMENT COMPANY LIMITED, a corporation governed by the Business Corporations Act (British Columbia) ("Sixty Two")

— and —

    V. PREM WATSA, an individual resident in the City of Toronto in the Province of Ontario ("Mr. Watsa").

RECITALS:

A.
Sixty Two beneficially owns 50,620 Subordinate Voting Shares and 1,548,000 Multiple Voting Shares, representing 41.8% of the total votes attached to all classes of the Corporation's shares, 100% of the total votes attached to the Multiple Voting Shares and 0.2% of the total votes attached to the Subordinate Voting Shares.

B.
Mr. Watsa exercises control and direction over Sixty Two and beneficially owns, in his personal capacity, an additional 258,115 Subordinate Voting Shares and exercises control or direction over an additional 2,100 Subordinate Voting Shares. These shares, together with the shares beneficially owned directly by Sixty Two, represent 42.7% of the total votes attached to all classes of the Corporation's shares, 100% of the total votes attached to the Multiple Voting Shares and 1.4% of the total votes attached to the Subordinate Voting Shares.

NOW THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement, and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each party hereto), the parties agree as follows:

1.    Definitions

Whenever used in this Agreement, the following terms shall have the meanings set out below:

"Amendment to the Articles" means the amendment to the articles of the Corporation, substantially in the form attached as Schedule A.

"Board" means the Board of Directors of the Corporation.

"Business Combination" has the meaning given to such term in the Amendment to the Articles.

"Certificate of Amendment" means the certificate of amendment to be issued by the Director pursuant to section 178 of the Canada Business Corporations Act in order to give effect to the Amendment to the Articles.

"collateral benefit" has the meaning given to it in Section 1.1 of Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions as in effect on the date hereof (provided that for purposes of clause (a) of such definition, the Multiple Voting Shares and Subordinate Voting Shares shall be considered a single class).

"Compensation Amount" has the meaning given to it in Section 5(b) of this Agreement.

"Control" and any derivation thereof means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities or otherwise.

"Director" means the Director appointed pursuant to section 260 of the Canada Business Corporations Act.

"EEAct" has the meaning given to it in Section 5(a) of this Agreement.

"Effective Date" means the date upon which the Amendment to the Articles becomes effective as established by the date of issue shown on the Certificate of Amendment.

"Independent Directors" means, at the relevant time of reference, the members of the Board who have been determined by the Board to be independent within the meaning of applicable securities legislation.

"Multiple Voting Share" means a multiple voting share in the capital of the Corporation.

"MVS Holders" means Sixty Two and any subsequent holder of Multiple Voting Shares pursuant to a Permitted Transaction that is consummated in accordance with Section 2; and "MVS Holder" means any one of them, individually.

"Multiple Voting Share Transaction" has the meaning given to such term in the Amendment to the Articles.

"Parties" means, collectively, the Corporation, Sixty Two and Mr. Watsa, together with any other Person that has become a party to and bound by this Agreement.

"Permitted Transactions" has the meaning given to such term in the Amendment to the Articles.

"Person" means any individual, sole proprietorship, partnership, firm, entity, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, limited liability company, unlimited liability company, government, government regulatory authority, governmental department, agency, commission, board, tribunal, dispute settlement panel or body, bureau, court and, where the context requires, any of the foregoing when they are acting as trustee, executor, administrator or other legal representative.

"Pro Rata Transaction" has the meaning given to such term in the Amendment to the Articles.

"Qualifying Business Combination" means a Business Combination, other than a Pro Rata Transaction, pursuant to which (i) the holders of the Subordinate Voting Shares shall have the right to receive, or the right to elect to receive, the same form of consideration, if any, as the holders of the Multiple Voting Shares and the holders of the Subordinate Voting Shares shall have the right to receive, or the right to elect to receive, an amount of consideration at least equal to the value of the highest consideration, if any, on a per share basis as the holders of the Multiple Voting Shares are entitled to receive or elect to receive, and (ii) no holder of Multiple Voting Shares is entitled to receive a collateral benefit.

"Qualifying Take-over Bid" means a take-over bid (as defined in Part XX of the Securities Act (Ontario) as in effect on the date hereof) for all of the issued and outstanding Multiple Voting Shares, (i) concurrent with which an unconditional offer is made to all holders of Subordinate Voting Shares (other than the Person making such take-over bid (the "Bidder")) to purchase all of the Subordinate Voting Shares held by them for a consideration per share in the same form as, and at least equal to the value of, the highest consideration paid on or before the date Multiple Voting Shares are acquired pursuant to such take-over bid or agreed on or before such time to be paid by the Bidder for any Multiple Voting Share; and (ii) pursuant to which no holder of Multiple Voting Shares is entitled to receive a collateral benefit.

"Subordinate Voting Share" means a subordinate voting share in the capital of the Corporation.

"SVS Holders" means holders of the issued and outstanding Subordinate Voting Shares; and "SVS Holder" means any one of them, individually.

"Term" has the meaning given to it in Section 5(a) of this Agreement.

"Transfer" includes any sale, exchange, transfer, assignment, gift, bequest, disposition, mortgage, charge, pledge, encumbrance, grant of security interest or other arrangement by which possession, legal title or beneficial ownership passes from one Person to another, or to the same Person in a different capacity, whether or not voluntary and whether or not for value, and any agreement to effect any of the foregoing; and the words "Transferred", "Transferring" and other similar words have corresponding meanings.

"TSX" means the Toronto Stock Exchange.

2.    Restrictions on Transfer

  (a)
  Each MVS Holder agrees not to Transfer, directly or indirectly, any Multiple Voting Shares (or any Subordinate Voting Shares issued to such MVS Holder upon the conversion of all or any portion of such MVS Holder's Multiple Voting Shares), other than: (i) pursuant to a Permitted Transaction, provided that any transferee of such shares in connection with a Permitted Transaction agrees to be bound by the terms of this Agreement by executing and delivering an agreement that reflects the terms and conditions of this agreement applicable to a MVS Holder in a form acceptable to the Corporation, acting reasonably; (ii) pursuant to a Qualifying Business Combination; (iii) pursuant to a Qualifying Take-over Bid; or (iv) pursuant to a Pro Rata Transaction.

  (b)
  The Corporation shall not, and shall direct its transfer agent not to, permit any Transfer of Multiple Voting Shares in violation of this Agreement, including by way of a stop transfer order. The Corporation shall cooperate reasonably with each MVS Holder to lift any stop transfer orders in place with respect to any of the Multiple Voting Shares that are Transferred by any MVS Holder in compliance with this Agreement.

  (c)
  Nothing contained in this Agreement shall restrict the right of an MVS Holder to Transfer, directly or indirectly, any Subordinate Voting Shares owned by him, her or it (other than Subordinate Voting Shares issued to an MVS Holder upon conversion of all or any portion of such MVS Holder's Multiple Voting Shares after the date of this Agreement).

  (d)
  Nothing contained in this Agreement shall prevent an MVS Holder from time to time, directly or indirectly, granting a bona fide security interest, by way of pledge, hypothecation or otherwise, whether directly or indirectly, in Multiple Voting Shares or shares, equity interests or other securities of any Person to any financial institution with which it deals at arm's length (within the meaning of the Income Tax Act (Canada)) in connection with a bona fide borrowing.

3.    Multiple Voting Share Transaction

In the event of a Multiple Voting Share Transaction, the MVS Holder shall in consideration for each Multiple Voting Share, pursuant to a Multiple Voting Share Transaction, only receive one Subordinate Voting Share. For greater certainty, the MVS Holder shall not be entitled to receive, directly or indirectly, any economic premium, additional payment or collateral benefit in connection therewith.

4.    No Short Sales or Derivative Transactions

Each MVS Holder agrees not to Transfer, directly or indirectly, any Multiple Voting Shares owned by him, her or it by making any short sale, engaging in any hedging, monetization or derivative transaction or entering into any swap or other arrangement (other than a Permitted Transaction) that Transfers to another Person, in whole or in part, any of the economic consequences of ownership of Multiple Voting Shares, whether or not such arrangement is cash settled.

5.    Employment Related Matters

  (a)
  Mr. Watsa shall serve as the full-time Chief Executive Officer of the Corporation for the period commencing on the Effective Date and ending on December 31, 2025 (the "Term"). Mr. Watsa and the Corporation hereby waive any application of the Employers and Employees Act, R.S.O. 1990, as amended or replaced ("the EEAct") and, without limitation, agree that section 2 of the EEAct shall not apply to them.

  (b)
  During the Term, Mr. Watsa shall be entitled to receive an annual salary not to exceed six hundred thousand dollars (in Canadian currency) (CDN$600,000.00) (the "Compensation Amount"). The Compensation Amount shall represent Mr. Watsa's total compensation in consideration for his services as Chairman and Chief Executive Officer of the Corporation during the Term. For greater certainty, Mr. Watsa hereby agrees and acknowledges that he shall not be entitled to receive any compensation or remuneration for such services in excess of the Compensation Amount during the Term, including, without limitation, by way of bonus, equity-based compensation, or pension entitlement, and Mr. Watsa hereby renounces any such entitlement. Notwithstanding the foregoing, Mr. Watsa will be eligible to participate in the Corporation's group benefit plans

    (other than incentive plans) that are generally offered to executive employees of the Corporation, subject to the terms and conditions set out in such plans, and to continue arrangements approved by the Board regarding the use of aircraft.

6.    Termination

This Agreement shall be effective on the Effective Date and shall remain in full force and effect until the date upon which no Multiple Voting Shares remain outstanding.

7.    Miscellaneous

  (a)
  This Agreement will not be amended, varied or modified and no provision hereof will be waived, except with (i) the approval of all of the Independent Directors; (ii) the approval of the TSX, provided that the Subordinate Voting Shares are listed on the TSX at the time of such amendment, variation, modification or waiver; (iii) the approval of at least two-thirds of the votes cast by the holders of Subordinate Voting Shares present or represented at a meeting duly called for the purpose of considering such amendment, variation, modification or waiver, and (iv) the approval of a simple majority of the votes cast by the holders of Subordinate Voting Shares present or represented at a meeting duly called for the purpose of considering such amendment, variation, modification or waiver, excluding the votes attached to the Subordinate Voting Shares that, to the knowledge of the Corporation or its directors or senior officers, after reasonable inquiry, are beneficially owned, or over which control or direction is exercised, by (A) Sixty Two, Mr. Watsa or any person who has an agreement, arrangement or understanding to acquire Multiple Voting Shares on terms which would constitute a Transfer other than a Transfer permitted by this Agreement, prior to giving effect to the amendment, variation, modification or waiver; (B) any associate, insider or affiliate (as defined in the Securities Act (Ontario)) of any person referred to in (A); (C) any affiliate of the Corporation; and (D) the officers and directors of the Corporation and their respective associates (as defined in the Securities Act (Ontario)).

  (b)
  Notwithstanding the provisions of Section 7(a), this Agreement may be amended without the approval of the holders of Subordinate Voting Shares in order to correct or rectify any ambiguities, defective provisions, inconsistencies or omissions herein or to facilitate the operation of the provisions hereof provided that the rights and interests of the holders of the Subordinate Voting Shares are not prejudiced by such amendment and that such amendment has been approved by all of the Independent Directors and, if the Subordinate Voting Shares are listed on the TSX at the time of such amendment, the TSX.

  (c)
  Except as contemplated by Section 2(a), neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned (whether by operation of law or otherwise) and any purported assignment shall be void and unenforceable; provided, however, that the Corporation may assign or transfer this agreement to a successor entity in connection with any amalgamation, arrangement, merger or other similar transaction.

  (d)
  This Agreement shall enure to the benefit of and be binding upon the Parties and their respective heirs, attorneys, guardians, estate trustees, executors, trustees, successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to confer upon any Person other than the Parties hereto or their respective heirs, attorneys, guardians, estate trustees, executors, trustees, successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement, including, for greater certainty, (i) the right of holders of Subordinate Voting Shares to approve any amendment, variation, modification or waiver of this Agreement pursuant to Section 7(a), and (ii) the obligations of a transferee of Multiple Voting Shares following a Permitted Transaction contemplated by Section 2(a)(i).

  (e)
  Mr. Watsa and the MVS Holders agree that, without prejudice to any and all remedies which may be available to the Corporation under this Agreement or at law or in equity, injunctive relief provides the only effective protection from a breach of this Agreement, and Mr. Watsa and the MVS Holders agree that the Corporation shall be entitled to injunctive relief, including an interim or interlocutory injunction, in any court of competent jurisdiction, to enforce any or all of the terms of this Agreement upon breach or threatened breach thereof, together with reimbursement for all reasonable legal fees and other expenses incurred in connection therewith.

  (f)
  This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

  (g)
  This Agreement constitutes the entire agreement and supersedes all other prior agreements, understandings, negotiations and discussions, whether oral or written, pre-contractual or otherwise, between the Parties with respect to the subject matter of this Agreement.

  (h)
  If, in any jurisdiction, any provision of this Agreement or its application to any Party or circumstance is restricted, prohibited or unenforceable, such provision shall, as to such jurisdiction, be ineffective only to the extent of such restriction, prohibition or unenforceability without invalidating the remaining provisions of this Agreement and without affecting the validity or enforceability of such provision in any other jurisdiction or without affecting its application to other Parties or circumstances.

  (i)
  The Parties acknowledge that they have entered into this Agreement willingly with full knowledge of the obligations imposed by the terms of this Agreement. The Parties further acknowledge that they have been afforded the opportunity to obtain independent legal advice and confirm by the execution of this Agreement that they have either done so or waived their right to do so, and agree that this Agreement constitutes a binding legal obligation and that they are estopped from raising any claim on the basis that they have not obtained such advice.

  (j)
  This Agreement may be executed in two or more counterparts (including by facsimile or PDF), each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

[Signature page follows]

IN WITNESS OF WHICH the parties have duly executed this Agreement as of the date hereof.

FAIRFAX FINANCIAL HOLDINGS LIMITED
By:	Name: Title:
THE SIXTY TWO INVESTMENT COMPANY LIMITED
By:	Name: Title:

Witness	V. PREM WATSA

 SCHEDULE A

ARTICLES OF AMENDMENT

(see Schedule B of this Management Proxy Circular)

 Schedule D

Section 190 of the CBCA

SECTION 190 OF THE CBCA

(1)
Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to

(a)
amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

(b)
amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

(c)
amalgamate otherwise than under section 184;

(d)
be continued under section 188;

(e)
sell, lease or exchange all or substantially all its property under subsection 189(3); or

(f)
carry out a going-private transaction or a squeeze-out transaction.

(2)
A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

(2.1)
The right to dissent described in subsection (2) applies even if there is only one class of shares.

(3)
In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

(4)
A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5)
A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

(6)
The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

(7)
A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing

(a)
the shareholder's name and address;

(b)
the number and class of shares in respect of which the shareholder dissents; and

(c)
a demand for payment of the fair value of such shares.

(8)
A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

(9)
A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

(10)
A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.

(11)
On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where

(a)
the shareholder withdraws that notice before the corporation makes an offer under subsection (12),

(b)
the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or

(c)
the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder's rights are reinstated as of the date the notice was sent.

(12)
A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice

(a)
a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or

(b)
if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

(13)
Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

(14)
Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

(15)
Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

(16)
If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

(17)
An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

(18)
A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

(19)
On an application to a court under subsection (15) or (16),

(a)
all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

(b)
the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

(20)
On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

(21)
A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

(22)
The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of the shares as fixed by the court.

(23)
A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

(24)
If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(25)
If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may

(a)
withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or

(b)
retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(26)
A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a)
the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b)
the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.

QuickLinks

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
MANAGEMENT PROXY CIRCULAR
Figure 1 — Illustrative Voting Power Analysis of New Proposal(1)
Figure 2 — Fairfax Performance
Schedule A Special Resolution Approving Amendment to the Articles of Fairfax
SPECIAL RESOLUTION TO AMEND THE ARTICLES
Schedule B Share Attributes
RIGHTS, PRIVILEGES, RESTRICTIONS AND CONDITIONS ATTACHED TO THE MULTIPLE VOTING SHARES AND SUBORDINATE VOTING SHARES
Schedule C Governance Agreement
SCHEDULE A ARTICLES OF AMENDMENT (see Schedule B of this Management Proxy Circular)
Schedule D Section 190 of the CBCA
SECTION 190 OF THE CBCA